Deutsche Bank
Corporate Trust & Agency Services

03007685

Deutsche Bank

March 17, 2003

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company, as Depositary
As Depositary

Attached:

- **Interim Report 2002-2003**
- **Circular - Feb 21 2003**

dlw 3/31

Deutsche Bank

Deutsche Bank
Corporate Trust & Agency Services

March 17, 2003

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company, as Depositary
As Depositary

Attached:

- **Interim Report 2002-2003**
- **Circular - Feb 21 2003**

HANNY

VISIONS AHEAD

INTERIM REPORT 2002-2003 | HANNY HOLDINGS LIMITED 錦興集團有限公司 | 二零零二至二零零三年中期報告



INTERIM FINANCIAL REPORT

中期財務報告

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") presents the unaudited consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2002.

錦興集團有限公司(「本公司」)董事會(「董事會」)提呈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合財務報表。

Condensed Consolidated Income Statement
For the six months ended September 30, 2002

簡明綜合收益表
截至二零零二年九月三十日止六個月

		Notes 附註	**Six months ended September 30, 截至九月三十日止六個月 2002 *HK$'000* (Unaudited) 二零零二年 *千港元* (未經審核)**	2001 *HK$'000* (Unaudited) 二零零一年 *千港元* (未經審核)
Turnover	營業額	(3)	**1,980,005**	1,750,154
Cost of sales	銷售成本		**(1,592,257)**	(1,406,919)
Gross profit	毛利		**387,748**	343,235
Other operating income	其他營運收入	(4)	**66,556**	36,308
Distribution costs	分銷成本		**(275,534)**	(191,511)
Administrative expenses	行政開支		**(187,773)**	(138,782)
Net unrealized holding loss on other investments	持有其他投資之未變現減值虧損淨額		**(62,294)**	–
(Loss) profit from operations	經營(虧損)溢利	(5)	**(71,297)**	49,250
Finance costs	財務費用		**(15,672)**	(39,174)
Share of results of associates	應佔聯營公司業績		**(12,305)**	(3,084)
(Loss) profit before taxation	除稅前(虧損)溢利		**(99,274)**	6,992
Taxation	稅項	(6)	**9,744**	1,698
(Loss) profit before minority interests	未計少數股東權益前(虧損)溢利		**(109,018)**	5,294
Minority interests	少數股東權益		**(35,881)**	(2,361)
(Loss) profit for the period	本期間之(虧損)溢利		**(144,899)**	2,933
Dividends	股息	(7)	**–**	9,647
(Loss) earnings per share	每股(虧損)盈利	(8)		
Basic	基本		**(2.26 cents 港仙)**	0.05 cent 港仙
Diluted	攤薄		**(2.26 cents 港仙)**	0.05 cent 港仙

Condensed Consolidated Balance Sheet
At September 30, 2002

簡明綜合資產負債表
於二零零二年九月三十日

		Notes 附註	September 30, 2002 *HK$'000* (Unaudited) 二零零二年 九月三十日 *千港元* (未經審核)	March 31, 2002 *HK$'000* (Audited) 二零零二年 三月三十一日 *千港元* (經審核)
Non-current Assets	**非流動資產**			
Property, plant and equipment	物業、機器及設備	(9)	**88,315**	91,742
Intangible assets	無形資產		**145,453**	152,621
Interests in associates	聯營公司權益		**333,770**	179,902
Investments in securities	證券投資		**1,226,686**	1,221,210
Deposit made for acquisition of an associate	收購一間聯營公司所付之訂金		**–**	4,235
Long-term loans receivable	應收長期貸款			
– due after one year	– 一年後到期		**–**	21,483
			1,794,224	1,671,193
Current Assets	**流動資產**			
Inventories	存貨		**589,697**	449,323
Trade and other receivables	貿易及其他應收款項	(10)	**627,538**	815,145
Investments in securities	證券投資		**207,085**	292,507
Short-term loans receivable	應收短期貸款		**278,803**	244,012
Other current assets	其他流動資產		**122,128**	123,704
Pledged bank deposits	已抵押銀行存款		**–**	91,800
Bank balances and cash	銀行結存及現金		**219,889**	217,379
			2,045,140	2,233,870
Current Liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	(11)	**832,276**	740,982
Borrowings – due within one year	借款 – 一年內到期	(12)	**527,859**	569,753
Other current liabilities	其他流動負債		**63,214**	45,459
Bank overdrafts	銀行透支		**64,340**	76,110
			1,487,689	1,432,304
Net Current Assets	**流動資產淨值**		**557,451**	801,566
			2,351,675	2,472,759
Capital and Reserves	**資本及儲備**			
Share capital	股本		**160,303**	160,301
Reserves	儲備		**1,936,553**	2,086,867
			2,096,856	2,247,168
Minority interests	少數股東權益		**242,643**	214,611
Non-current Liabilities	**非流動負債**			
Borrowings – due after one year	借款 – 一年後到期	(12)	**9,655**	8,535
Amount due to a minority shareholder	應付一名少數股東款項		**2,521**	2,445
			12,176	10,980

Condensed Consolidated Statement of Changes in Equity
For the six months ended September 30, 2002

簡明綜合股東權益變動表
截至二零零二年九月三十日止六個月

		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
At April 1, 2001 (as restated)	**於二零零一年四月一日(重列)**	160,780	1,975,353	(335,647)	(69,936)	(12,756)	592	450,907	2,169,293
Currency realignment not recognized in income statement	未在收益表確認之外匯調整	–	–	–	–	(2,485)	–	–	(2,485)
Issue of shares under scrip dividend scheme	根據以股代息計劃發行之股份	34	–	–	–	–	–	–	34
Premium arising from issue of shares	發行股份所產生之溢價	–	106	–	–	–	–	–	106
Repurchase of shares	購回股份	(513)	(920)	–	–	–	–	–	(1,433)
Realized on disposal of a subsidiary	出售一間附屬公司時變現	–	–	5	–	–	–	–	5
Share of post-acquisition reserve of an associate	應佔一間聯營公司收購後儲備	–	–	13	–	–	–	–	13
Profit for the period	期內溢利	–	–	–	–	–	–	2,933	2,933
Dividends	股息	–	–	–	–	–	–	(9,647)	(9,647)
At September 30, 2001 (as restated)	**於二零零一年九月三十日(重列)**	160,301	1,974,539	(335,629)	(69,936)	(15,241)	592	444,193	2,158,819
Currency realignment not recognized in income statement	未在收益表確認之外匯調整	–	–	–	–	(3,146)	–	–	(3,146)
Premium arising from issue of shares	發行股份所產生之溢價	–	3	–	–	–	–	–	3
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權時變現	–	–	3,296	–	–	–	–	3,296
Realized on deemed disposal of shareholding in an associate	被視為出售一間聯營公司股權時變現	–	–	74,312	–	–	–	–	74,312
Reclassified to investments in securities	證券投資重新分類	–	–	119,272	–	–	–	–	119,272
Loss for the period	期內虧損	–	–	–	–	–	–	(105,388)	(105,388)
At March 31, 2002	**於二零零二年三月三十一日**	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	338,805	2,247,168
Currency realignment not recognized in income statement	未在收益表確認之外匯調整	–	–	–	–	(5,438)	–	–	(5,438)
Issue of shares	發行股份	2	23	–	–	–	–	–	25
Loss for the period	期內虧損	–	–	–	–	–	–	(144,899)	(144,899)
At September 30, 2002	**於二零零二年九月三十日**	**160,303**	**1,974,565**	**(138,749)**	**(69,936)**	**(23,825)**	**592**	**193,906**	**2,096,856**

Condensed Consolidated Cash Flow Statement
For the six month ended September 30, 2002

簡明綜合現金流動表
截至二零零二年九月三十日止六個月

		Six months ended September 30, 截至九月三十日止六個月 2002 HK$'000 (Unaudited) 二零零二年 千港元 (未經審核)	2001 HK$'000 (Unaudited) 二零零一年 千港元 (未經審核)
Net cash from (used in) operating activities	營運業務之流入(流出)現金淨額	**250,816**	(19,279)
Net cash used in investing activities	投資業務之流出現金淨額	**(191,976)**	(118,431)
Net cash used in financing activities	融資所得之流出現金淨額	**(41,574)**	(106,580)
Net increase (decrease) in cash and cash equivalents	現金及現金等額增加(減少)淨額	**17,266**	(244,290)
Cash and cash equivalents at beginning of the period	期初之現金及現金等額	**141,269**	546,154
Effect of foreign exchange rate changes	匯率變動之影響	**(2,986)**	(10)
Cash and cash equivalents at end of the period	期終之現金及現金等額	**155,549**	301,854
Analysis of the balances of cash and cash equivalents	現金及現金等額結存分析		
Cash and cash equivalents as previously report	過往申報之現金及現金等額	–	49,823
Effect of reclassification of bank and other loans	重新分類銀行貸款及其他貸款之影響	–	252,031
Cash and cash equivalents as restated	現金及現金等額重列	–	301,854
Being:	即:		
Bank balances and cash	銀行結存及現金	**219,889**	382,688
Bank overdrafts	銀行透支	**(64,340)**	(80,834)
		155,549	301,854

Notes to the Condensed Consolidated Financial Statements
For the six months ended September 30, 2002

(1) Basis of Preparation
The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

(2) Principal Accounting Policies
The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash Flow Statements

In the current period, the Group has adopted SSAP 15 (Revised) "Cash flow Statements". Under SSAP 15 (Revised), cash flows are under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. Cash flows of overseas operations have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The re-definition of cash and cash equivalents has resulted in a restatement in the comparative amounts shown in the cash flow statement.

簡明綜合財務報表附註
截至二零零二年九月三十日止六個月

(1) 編製基準
簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之適用披露規定編製，並已遵守香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」。

(2) 主要會計政策
簡明綜合財務報表乃按原始成本準則擬準，並已按若干物業及證券投資之重估作修訂。

除下文所述外，所採納之會計政策乃與編製本集團截至二零零二年三月三十一日止年度之全年財務報表所採用者相符。

於本期間內，本集團首次採納多項全新及經修訂之會計實務準則，致使本集團須採納以下全新及經修訂之會計政策。採納該等會計實務準則引致現金流動表及股東權益變動表之呈列方式有所改變，但對本期間或過往會計期間之業績並無構成重大影響。本集團因此無須調整過往會計期間之業績。

外幣

會計實務準則第11號(經修訂)項目「外幣折算」不再容許選擇以該期間結算日之匯率折算海外業務收益表。海外業務收益表現需以平均匯率折算。因此，本集團營運業務之資產及負債在綜合賬目時均按結算日適用之匯率折算。收入及開支項目均以該期間之平均匯率折算。所產生之任何匯兑差額(如有)，會歸類為股本並撥入本集團之外幣兑換儲備。該等折算差額會在營運業務出售期間確定為收入或開支。此項會計政策變動並無對本期間或過往會計期間之業績構成任何重大影響。

現金流動表

在本期間內，本集團已採納會計實務準則第15號(經修訂)「現金流動表」。根據會計實務準則第15號(經修訂)現金流動現分為三個項目－營運業務、投資及融資，取代過往五個項目之呈報方式。過往分列之利息及股息項目，現已歸類為營運現金流動。所得税產生之現金流動則歸類為營運業務，但可分辨為投資業務或融資活動之項目除外。再者，現金及現金等額所呈報之款額已修訂為不包括屬融資性質之短期貸款在內。海外業務之現金流動會按產生現金流動當日而非結算日之匯率重新折算。現金及現金等額經重新定義後，導致須在現金流動表重列比較數字。

(3) **Segment Information**
Business Segments

(3) **分類資料**
業務分類

		Six months ended September 30, 2002 截至二零零二年九月三十日止六個月			
		Trading of computer related products *HK$'000* **買賣電腦相關產品** *千港元*	**Trading of consumer electronic products** *HK$'000* **買賣消費者電子產品** *千港元*	**Trading of securities** *HK$'000* **買賣證券** *千港元*	**Consolidated** *HK$'000* **綜合** *千港元*
Turnover	營業額				
External sales	外部銷售	**1,284,451**	**662,998**	**32,556**	**1,980,005**
Segment result	分類業績	**78,284**	**12,969**	**(105,988)**	**(14,735)**
Interest income	利息收入				**18,406**
Allowances for short-term loans receivable and loan to an associate	應收短期貸款及借貸予一間聯營公司貸款之撥備				**(60,524)**
Unallocated corporate expenses	未分配之公司開支				**(14,444)**
Loss from operations	經營虧損				**(71,297)**

		Six months ended September 30, 2001 截至二零零一年九月三十日止六個月			
		Trading of computer related products *HK$'000* 買賣電腦相關產品 *千港元*	Trading of consumer electronic products *HK$'000* 買賣消費者電子產品 *千港元*	Trading of securities *HK$'000* 買賣證券 *千港元*	Consolidated *HK$'000* 綜合 *千港元*
Turnover	營業額				
External sales	外部銷售	1,157,989	572,259	19,906	1,750,154
Segment result	分類業績	44,160	11,194	(10,626)	44,728
Interest income	利息收入				17,973
Unallocated corporate expenses	未分配之公司開支				(13,451)
Profit from operations	經營溢利				49,250

(4) **Other Operating Income**

(4) **其他營運收入**

		Six months ended September 30, 截至九月三十日止六個月	
		2002 *HK$'000* **二零零二年** *千港元*	2001 *HK$'000* 二零零一年 *千港元*
Other operating income includes the following items:	其他營運收入包括下列各項：		
Unrealized holding gain on other investments	持有其他投資之未變現收益	–	1,261

(5) (Loss) Profit from Operations

(Loss) profit from operations has been arrived at after charging:

(5) 經營(虧損)溢利

經營(虧損)溢利已扣除下列各項：

		Six months ended September 30, 截至九月三十日止六個月	
		2002	2001
		HK$'000	*HK$'000*
		二零零二年	二零零一年
		千港元	*千港元*
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	**10,075**	9,407
Amortization of intangible assets	無形資產攤銷	**10,107**	5,704
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	**703**	3,887
Net realized loss on other investments	其他投資之已變現虧損淨額	**43,694**	11,887

(6) Taxation

(6) 稅項

		Six months ended September 30, 截至九月三十日止六個月	
		2002	2001
		HK$'000	*HK$'000*
		二零零二年	二零零一年
		千港元	*千港元*
The charge comprises:	稅項支出包括：		
Overseas taxation	海外稅項	**8,257**	816
Share of tax on results of associates	應佔聯營公司業績之稅項	**1,487**	882
		9,744	1,698

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

在海外司法管轄區所產生之稅項按有關司法管轄區之現行稅率計算。

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

因本集團若干公司於本期間錄得稅務虧損或本期間之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本期間並無為香港利得稅或海外稅項撥出準備。

(7) Dividends

(7) 股息

		Six months ended September 30, 截至九月三十日止六個月	
		2002	2001
		HK$'000	*HK$'000*
		二零零二年	二零零一年
		千港元	*千港元*
2001 final dividend of HK0.15 cent per share with a scrip dividend option	二零零一年末期股息每股0.15港仙，可以股代息	**–**	9,647

No dividends were paid during the period. The directors do not recommend the payment of any interim dividend for the period.

期內並無派發任何股息，董事會並不建議於期內派發任何中期股息。

(8) (Loss) Earnings Per Share

The calculation of the basic and diluted (loss) earnings per share for the period is based on the following data:

(8) 每股(虧損)盈利

本期間之每股基本及攤薄(虧損)盈利乃根據下列數字計算：

		Six months ended September 30, 截至九月三十日止六個月 2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
(Loss) earnings:	(虧損)盈利：		
(Loss) profit for the period and (loss) earnings for the purposes of basic and diluted (loss) earnings per share	期內之(虧損)溢利及就每股基本及攤薄(虧損)盈利而言之(虧損)盈利	**(144,899)**	2,933
		'000 千股	'000 千股
Number of shares:	股份數目：		
Weighted average number of shares for the purposes of basic (loss) earnings per share	就每股基本(虧損)盈利而言之加權平均股數	**6,412,114**	6,429,961
Effect of dilutive potential shares in respect of share options	有關購股權之攤薄潛在股份影響	**–**	7,155
Weighted average number of shares for the purposes of diluted (loss) earnings per share	就每股攤薄(虧損)盈利而言之加權平均股數	**6,412,114**	6,437,116

The computation of diluted loss per share does not assume the exercise of the Company's option as their exercise price was higher than the average market price of the Company's shares for the six months ended September 30, 2002.

在計算每股攤薄虧損時，並無假設本公司之購股權獲行使，因為購股權之行使價高於截至二零零二年九月三十日止六個月內本公司股份之平均市價。

The computation of diluted earnings per share for the six months ended September 30, 2001 does not assume the conversion of the Company's outstanding convertible note since its exercise would result in an increase in earnings per share for the period nor the exercise of warrants as the exercise price of the Company's warrants was higher than the average market price of the Company's shares for the period then ended.

在計算截至二零零一年九月三十日止六個月之每股攤薄盈利時，並無假設本公司之尚未償還可換股票據獲兌換，因為兌換將導致有關期間之每股盈利有所增加，以及由於認股權證之行使價高於該期間本公司股份之平均市價，因此亦無假設認股權證獲行使。

(9) Property, Plant and Equipment

During the current period, the Group spent HK$6.6 million on purchase of furniture and equipment.

(9) 物業、機器及設備

於本期間內，本集團於購置傢具及設備方面支出6,600,000港元。

(10) Trade and Other Receivables

Included within trade and other receivables is trade debtors balance of HK$402.8 million (3.31.2002: HK$400.5 million). The Group allows an average credit period of 30 to 90 days to its trade customers.

(10) 貿易及其他應收款項

貿易及其他應收款項包括為數402,800,000港元之應收貿易賬項結餘(二零零二年三月三十一日：400,500,000港元)。本集團向其貿易客戶提供平均30至90日之信貸期。

The following is an aged analysis of trade debtors at the reporting date:

於報告日期之應收貿易賬項賬齡分析如下：

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Not yet due	未到期	**328,271**	342,876
Overdue within one month	逾期少於一個月	**58,018**	32,241

(11) Trade and Other Payables

Included within trade and other payables is trade creditors balance of HK$619.6 million (3.31.2002: HK$588.2 million).

The following is an aged analysis of trade creditors at the reporting date:

(11) 貿易及其他應付款項

貿易及其他應付款項包括為數619,600,000港元之應付貿易賬項結餘（二零零二年三月三十一日：588,200,000 港元）。

於報告日期之應付貿易賬項賬齡分析如下：

		September 30, 2002	March 31, 2002
		HK$'000	*HK$'000*
		二零零二年九月三十日	二零零二年三月三十一日
		千港元	*千港元*
Not yet due	未到期	**329,805**	249,365
Overdue within one month	逾期少於一個月	**32,066**	46,734
Overdue between one to two months	逾期一至兩個月	**3,802**	73,392
Overdue more than two months	逾期超過兩個月	**253,897**	218,670
		619,570	588,161

(12) Borrowings

During the period, the Group obtained additional bank and other loans of approximately HK$538.3 million and HK$224.7 million respectively which bear interest at prevailing market rates. Of which HK$761.6 million are repayable within one year and the remaining balance of HK$1.4 million are repayable after one year. The borrowings were used for general working capital purposes. The Group also repaid bank and other loans of approximately HK$518.5 million and HK$285.2 million respectively.

(12) 借款

於本期間內，本集團額外取得為數約538,300,000港元及224,700,000港元之銀行貸款及其他貸款，有關貸款均按主要市場利率計息，其中包括761,600,000港元須於一年內償還及其餘1,400,000港元須於一年後償還。有關貸款乃用作一般營運資金。本集團亦已分別償還約518,500,000港元及285,200,000港元之銀行貸款及其他貸款。

(13) Contingencies and Commitments

(13) 或然負債及承擔

		September 30, 2002	March 31, 2002
		HK$'000	*HK$'000*
		二零零二年九月三十日	二零零二年三月三十一日
		千港元	*千港元*
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to an investee company	就一間投資公司之信貸額而向銀行及其他財務機構提供之擔保已動用之金額	–	9,366

At September 30, 2002, certain of the margin clients' securities with an aggregate market value of HK$413.70 million (3.31.2002: HK$516.8 million) were pledged to banks to secure general banking facilities for a subsidiary.

於二零零二年九月三十日，本集團將屬於若干孖展客戶，總市值為413,700,000港元（二零零二年三月三十一日：516,800,000港元）之證券抵押予銀行，藉此為一間附屬公司取得銀行信貸額。

The Group had no significant capital commitments at the balance sheet date.

本集團於結算日並無重大資本承擔。

(14) Pledge of Assets

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

(14) 資產抵押

於結算日，本集團將以下資產作為銀行及其他融資信貸額之抵押：

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Trade and other receivables	貿易及其他應收款項	**110,254**	153,094
Inventories	存貨	**52,030**	33,254
Land and buildings	土地及樓宇	**26,381**	26,560
Investments in securities	證券投資	**536**	1,449
Bank deposits	銀行存款	**–**	91,800
		189,201	306,157

(15) Transactions and Balances with Related Parties

During the period, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

(15) 與有關連人士進行交易及所存有結餘

本集團於期內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	**4,155**	28,485
Loans advanced to the Group during the period *(note a)*	期內向本集團墊支之貸款 *(附註a)*	**143,232**	124,000
Balances due by the Group at end of the period *(note a)*	本集團於期終時之結欠 *(附註a)*	**354**	59,436
Associates:	聯營公司：		
Purchase of finished goods *(note b)*	購買製成品 *(附註b)*	**73,928**	662,771
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**345**	2,540
Rental expenses *(note c)*	租金開支 *(附註c)*	**2,821**	4,481
Loans advanced by the Group during the period *(note a)*	期內由本集團墊支之貸款 *(附註a)*	**–**	31,005
Trade payable due by the Group at end of the period	本集團於期終時結欠之應付貿易款項	**12,575**	45,910

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at cost plus a percentage profit mark-up.

附註：

a. 向本集團墊支／由本集團墊支之貸款及本集團之結欠／欠本集團之款項均為無抵押、按當時市場利率計息以及根據其各自貸款協議(如有)所述年期償還。

b. 該等交易乃按成本值加一個溢利百分比而進行。

INDEPENDENT REVIEW REPORT

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 10.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended September 30, 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, December 18, 2002

獨立審閱報告

Deloitte
Touche
Tohmatsu

致錦興集團有限公司董事會
(於百慕達註冊成立之有限公司)

緒言

本核數師行(「本行」)已按　貴公司之指示審閱載於第1頁至第10頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則(「上市規則」)規定編製中期財務報告須遵守香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及其相關規則。中期財務報告乃由董事負責，並已獲董事審批。

進行審閱工作

本行是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估會計政策及呈列方式是否貫徹應用(另行披露者除外)。審閱工作並不包括審核程序， 如測試監控及核實資產、負債和交易。審閱工作的範圍遠較審核工作為小，故所給予的保證水平也較審核為低，因此，本行不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，本行並不察覺須對截至二零零二年九月三十日止六個月之中期財務報告需作出任何重大修改。

德勤・關黃陳方會計師行
執業會計師

香港，二零零二年十二月十八日

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the six months ended September 30, 2002 (9.30.2001: Nil).

中期股息

董事會並不建議派發截至二零零二年九月三十日止六個月之任何中期股息（二零零一年九月三十日：無）。

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Results

During the six months ended September 30, 2002, the Group recorded an unaudited loss before minority interests of HK$109.0 million (9.30.2001 profit: HK$5.3 million), which was mainly composed of net loss from operations of HK$71.3 million (9.30.2001 profit: HK$49.3 million), finance costs of HK$15.7 million (9.30.2001: HK$39.2 million), share of net losses of associates of HK$12.3 million (9.30.2001: HK$3.1 million) and taxation (mainly under U.S. and Canadian tax jurisdictions) of HK$9.7 million (9.30.2001: HK$1.7 million).

From the perspective of business segments, the consolidated segment loss of HK$14.7 million (9.30.2001 profit: HK$44.7 million) comprised a promising profit of HK$91.3 million (9.30.2001: HK$55.3 million) from trading businesses of the "Memorex®" branded products and a loss of HK$106.0 million (9.30.2001: HK$10.6 million) from trading of securities, which included realized and net unrealized holding losses on other investments.

Consistent with last year, the major portion of turnover came from trading businesses of the "Memorex®" branded products, which amounted to about HK$1,947.4 million, representing 12.6% growth from the same period last year of HK$1,730.2 million. Due to the continuous effort of tight cost control, gross trading profit for these six months was HK$431.4 million (9.30.2001: HK$355.1 million), a large increase by 21.5% and net trading profit was HK$91.3 million (9.30.2001: HK$55.3 million), an increase by 65.1% from that of the last period. It is encouraging that the "Memorex®" trading businesses still enjoyed significant growth in such a poor economy. However, in order to increase our market share and competitiveness, much greater efforts were made on distribution resulting in costs during this period increased significantly from that of the last period.

管理層討論及分析

財務回顧

業績

截至二零零二年九月三十日止六個月，本集團錄得未經審核未計少數股東權益前虧損約109,000,000港元（二零零一年九月三十日溢利：5,300,000港元）。其中主要包括經營虧損淨額71,300,000港元（二零零一年九月三十日溢利：49,300,000港元）、財務費用15,700,000港元（二零零一年九月三十日：39,200,000港元）、應佔聯營公司虧損淨額12,300,000港元（二零零一年九月三十日：3,100,000港元）以及主要根據美國及加拿大稅務法例而須繳交之稅項9,700,000港元（二零零一年九月三十日：1,700,000港元）。

以業務分類計算，綜合之分類業務虧損為14,700,000港元（二零零一年九月三十日溢利：44,700,000港元），包括Memorex®品牌產品貿易業務之可觀溢利91,300,000港元（二零零一年九月三十日：55,300,000港元），及買賣證券之虧損106,000,000港元（二零零一年九月三十日：10,600,000港元）（當中包括持有其他投資之已變現及未變現虧損淨額）。

情況與去年相仿，本期間營業額大部分來自Memorex®品牌產品之貿易業務，金額為1,947,400,000港元，較去年同期之1,730,200,000港元增加約12.6%。透過不斷加緊控制成本，本六個月期間之整體貿易毛利躍升21.5%達431,400,000港元（二零零一年九月三十日：355,100,000港元），貿易溢利淨額則較去年同期上升65.1%至91,300,000港元（二零零一年九月三十日：55,300,000港元）。Memorex®之貿易業務在疲弱之經濟環境下仍能取得強勁升幅實在令人鼓舞。然而，為求增加市場佔有率與競爭力而加強分銷工作，致使本期間所產生之分銷成本亦較去年同期大幅上升。

Liquidity and Financial Resources

Net available cash balances at September 30, 2002 stood at HK$155.5 million (3.31.2002: HK$141.3 million) accounted for 8.0% (3.31.2002: 6.7%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at September 30, 2002 was 1.37 (3.31.2002: 1.56). The cash settlement of HK$228.3 million in relation to the acquisition of an associate, a listed company in Singapore, in April had reduced the Group's current ratio. The Group would consider refinancing the fundings used up in acquiring this associate partially by medium to long term borrowings.

At September 30, 2002, total borrowings of the Group amounted to HK$601.8 million (3.31.2002: HK$654.4 million), of which HK$9.7 million (3.31.2002: HK$8.5 million) were not repayable within one year. The borrowings included bank borrowings of HK$298.9 million (3.31.2002: HK$278.2 million), other loans of HK$236.0 million (3.31.2002: HK$297.0 million), overdrafts of HK$64.3 million (3.31.2002: HK$76.1 million), and obligations under finance leases of HK$2.6 million (3.31.2002: HK$3.1 million).

流動資金及財政資源

於二零零二年九月三十日之可動用現金結存淨額為155,500,000港元(二零零二年三月三十一日：141,300,000港元)，佔本集團有形資產淨值之8.0%(二零零二年三月三十一日：6.7%)。本集團於二零零二年九月三十日之流動比率(流動資產／流動負債)為1.37(二零零二年三月三十一日：1.56)。有關今年四月收購一間聯營公司(一間新加坡上市公司)之現金交收228,300,000港元，使本集團之流動比率有所下降。本集團因此會考慮以中至長期借款作為收購此聯營公司之部分資金來源。

於二零零二年九月三十日，本集團之借款總額為601,800,000港元(二零零二年三月三十一日：654,400,000港元)，其中9,700,000港元(二零零二年三月三十一日：8,500,000港元)不須於一年內償還。有關借款包括銀行借款298,900,000港元(二零零二年三月三十一日：278,200,000港元)、其他貸款236,000,000港元(二零零二年三月三十一日：297,000,000港元)、透支64,300,000港元(二零零二年三月三十一日：76,100,000港元)及融資租約責任2,600,000港元(二零零二年三月三十一日：3,100,000港元)。

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2002 was maintained at a low level of 28.7% (3.31.2002: 29.1%).

資產負債比率

於二零零二年九月三十日之資產負債比率(借款／股東資金)仍然維持於28.7%之低水平(二零零二年三月三十一日：29.1%)。

Pledge of Assets

At September 30, 2002, certain assets of the Group which amounted to HK$189.2 million (3.31.2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities.

資產抵押

於二零零二年九月三十日，本集團將價值189,200,000港元(二零零二年三月三十一日：306,200,000港元)之若干資產抵押予銀行及財務機構以取得貸款備用額。

Contingent Liabilities

There was no contingent liability for the Group at September 30, 2002 (3.31.2002: HK$9.4 million). However, certain margin clients' securities with an aggregate market value of HK$413.7 million (3.31.2002: HK$516.8 million) were pledged to banks to secure general banking facilities for a subsidiary.

或然負債

本集團於二零零二年九月三十日並無任何或然負債(二零零二年三月三十一日：9,400,000港元)。然而，本集團將屬於若干孖展客戶，總市值為413,700,000港元(二零零二年三月三十一日：516,800,000港元)之證券抵押予銀行，藉此為一間附屬公司取得一般銀行信貸額。

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR

外匯及財資政策

本集團大部分業務交易、資產及負債均以港元及美元計價。本集團承受之外匯波動風險極為輕微。於貸款利率中，進口貸款之利率介乎倫敦銀行同業拆息或香港銀行同業拆息以上之水平，而

Employees and Remuneration Policies

At September 30, 2002, there were approximately 1,000 staff (3.31.2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted or exercised during the period ended September 30, 2002.

僱員及薪酬政策

於二零零二年九月三十日，本集團僱用約1,000名員工(二零零二年三月三十一日：1,000名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年亦會作出定期檢討。除培訓計劃、強制性公積金計劃及醫療保險及酌情給予花紅予僱員外，本集團亦會根據對僱員個別優良表現而給予購股權。於截至二零零二年九月三十日止期間內，本集團並無授予及並無任何僱員已行使任何購股權。

BUSINESS AND OPERATION REVIEW

Trading Operations

The results of the Group's core business for the past six months are encouraging. Amidst an industry with many players and a competitive pricing environment, Memorex® was still able to maintain its prominent leading market position in many product categories.

Despite many manufacturers vying to gain market share, the Group's business in recordable media remains strong in the United States. Sales of Memorex® CD-R media continued to rank No. 1. Most recently, Memorex® has also been recognized as the No. 1 market share leader for DVD recordable media.

The Group is very proud to share that we have well-established and solid partnerships with our major customers. This year, Memorex® was awarded the highest achievements given to vendors from Best Buy, CompUSA and Office Max. This is a great honor for the Group to accept and we hope that they will serve as an indication for the remainder of this year's success in the United States.

In Canada, Memorex® has made significant achievements for the past six months. Since the popularity of Memorex® products is ever-increasing, the sales levels of Memorex® products keeps growing. The Group's sales of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 while sales of CD-R media has successfully reached No. 2 in Canada. With a strong customer base, the Group hopes that sales of CD-R media will continue to increase so that Memorex® will achieve the No. 1 position in the market within the next quarter.

The results in Europe are also impressive. Memorex® was able to maintain a high turnover level notwithstanding the unstable price levels in the business of IT-hardware products in Europe. Memorex® was even able to achieve a two digit increase in turnover of 23% and 11% for the first and second quarters of 2002, respectively.

業務及業務運作回顧

貿易業務

於過去六個月內，本集團核心業務之業績令人鼓舞。雖然業內競爭者林立而且價格競爭激烈，但Memorex®能保持多種產品類別之市場領導地位。

儘管眾多生產商不斷爭相嘗試取得更高市場佔有率，但本集團之收錄媒體業務在美國依然保持強勢，Memorex®之可收錄光碟媒體一直高踞銷售排行榜之首位。最近，Memorex®更被公認為數碼光碟收錄媒體市場佔有率之冠。

本集團與主要客戶已建立良好及穩健之夥伴關係，對此我們引以為傲。本年內，Memorex®更獲Best Buy、CompUSA及Office Max頒發予廠家之最高成就獎。本集團對獲獎深感榮幸，冀盼獎項亦能代表本集團於本年餘下時間在美國市場的佳績。

於加拿大，Memorex®去六個月取得了重大成功。由於Memorex®受歡迎程度與日俱升，故此產品銷售額亦相應持續增加。本集團之空白錄影帶、空白錄音帶及3.5吋電腦磁碟之銷售額在加拿大稱冠，而可收錄光碟媒體之銷售額亦高踞第二位。本集團希望憑藉強大之客戶基礎，使可收錄光碟媒體之銷售額可保持升勢，進而使Memorex®能夠在來季穩佔市場首席位置。

本集團在歐洲方面之業績亦甚為可喜。雖然歐洲市場之資訊科技硬件產品業務出現價格水平波動，但Memorex®依然取得甚高之營業額水平，甚至成功於二零零二年首季及次季分別錄得23%及11%之雙位數字營業額升幅。

Input devices and media were constantly under price pressure due to a very weak overall market situation in Europe. In order to secure the profitability of the operations in Europe, Memorex® has implemented a number of cost cutting measures throughout the recent years. For example, the responsibility for inbound transport has been shifted from various shippers to Memorex®'s designated logistic partner, with major improvements not only on the cost side, but also for the visibility and accuracy of shipments. New vendors have been sourced, such as Moser Baer India in India and MPO in France, to avoid European Union anti-dumping levies and to allow Memorex® to be more flexible and react faster to market demands.

由於整體歐洲市場環境偏弱，以致輸入裝置及媒體之售價長期受壓。Memorex®於最近數年已採取一系列減省成本之措施，以確保歐洲業務之盈利能力。例如，本集團已將原本由不同船公司負責之回航貨運交由Memorex®之指定物流合作夥伴負責。此舉不單更具成本效益，還能提高貨運之可追蹤程度與準時程度。本集團亦已尋求新賣家，例如印度之Moser Baer India及法國之MPO，以免受到歐盟之反傾銷徵稅影響及促使Memorex®可更靈活、迅速地回應市場需要。

OUTLOOK

展望

The Group is pleased to witness achievements and growth of its core business for the first half of 2002. The continued increase in turnover as a whole demonstrates the Group's successful market diversification strategies, expansion of product segments and value pricing.

本集團喜見核心業務於二零零二年上半年取得成功與增長。整體營業額持續上升，足以證明本集團之市場分散策略運用得宜、成功擴闊產品類別及做到物有所值。

Apart from improvements seen in the existing product range, Memorex® has persistently engaged in developing new, promising products for its customers. In the United States, we have successfully expanded our product lines to now include re-writable drives. Our full line of drives includes both CD and DVD versions along with the flexibility of offering internal and external versions of both. Our major customers have been very enthusiastic about this product line expansion and have supported the inclusion of them as part of our product offering.

Memorex®除了對現有產品系列作出改良外，更不斷致力為客戶開發具市場價值之全新產品。在美國市場，本集團之產品種類現已擴大至包括可多次收錄之光碟機。本集團提供之全線光碟機產品備有光碟及數碼光碟兩種版本，兩者均有內置式及外置式以供選擇。一直以來，本集團主要客戶殷切期望上述產品種類之擴充，並支持將之納入本集團提供之產品系列。

By the end of this calendar year, Memorex® Canada will be launching its newly innovated batteries to the Canadian market. Memorex® is able to offer the latest technology to the European market by the upcoming introduction of the 52x CD-R media accompanied by other strong product categories such as Flash Media, Digital Audio and DVD media and input devices. We envisage that the enlarged product categories will generate additional revenue to the Group and enhance its market compatibility.

預料二零零二年底之前，Memorex® Canada將會在加拿大市場推出其最新研製之電池。Memorex®即將在歐洲市場推出52倍速之可收錄光碟媒體，連同其他強勢產品類別，例如Flash Media、數碼音像與數碼光碟媒體以及輸入裝置，從而可為歐洲市場提供最新之技術。本集團期望擴闊後之產品類別會為集團帶來額外收益及提升其市場競爭能力。

For the coming years, the Group anticipates further growth of turnover in its core business as a result of continued geographic expansion of markets and further widening of the Memorex® product range. In addition, the Group will actively explore new business opportunities amidst the challenging global economic conditions to maximize returns for its shareholders.

展望未來，在市場地域不斷擴張以及Memorex®產品系列增多的配合下，本集團預期核心業務之營業額亦可因此再度增長。除此以外，本集團將會在充滿挑戰之全球經濟環境下積極探索各項全新商機，從而為股東取得最大回報。

DIRECTORS' INTERESTS IN SECURITIES

董事之證券權益

As at September 30, 2002, the interests of the Directors of the Company in the securities of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") were as follows:

於二零零二年九月三十日，本公司各董事持有本公司及其聯繫公司（依據證券（披露權益）條例（「披露權益條例」）之定義）之證券權益而記錄於披露權益條例第29條規定本公司記存之登記冊，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所訂上市公司董事進行證券交易之標準守則（「標準守則」）須向本公司及聯交所申報者如下：

(a) Shares

(a) 股份

Name of director 董事姓名	Nature of interest 權益性質	Number of shares held 所持股份數目
Dr. Chan Kwok Keung, Charles *(note)* 陳國強博士 *(附註)*	Corporate 公司	1,811,952,504

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to have a corporate interest in 1,811,952,504 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Substantial Shareholders" below.

附註： 陳國強博士（「陳博士」）因在Chinaview International Limited（「Chinaview」）擁有權益，而被視為擁有本公司1,811,952,504股股份。該權益已在下文「主要股東」一節詳述及與該等權益重覆。

(b) Share options

(b) 購股權

Name of director 董事姓名	Date of grant 授出日期	Exercisable period 可予行使期間	Exercise price per share HK$ 每股行使價 港元	Balance at 4.1.2002 於二零零二年四月一日之結餘	Number of shares options 購股權數目: Granted during the period 於期內已授出	Exercised during the period 於期內已行使	Cancelled during the period 於期內已註銷	Lapsed during the period 於期內已失效	Balance at 9.30.2002 於二零零二年九月三十日之結餘
Dr. Chan 陳博士	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	160,000,000	–	–	–	–	160,000,000
Dr. Yap, Allan Yap, Allan博士	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	130,000,000	–	–	–	–	130,000,000
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	70,000,000	–	–	–	–	70,000,000
Mr. Chan Kwok Hung 陳國鴻先生	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	70,000,000	–	–	–	–	70,000,000
Mr. Cheung Kwok Wah, Ken 張國華先生	8.31.2001 二零零一年	8.31.2001 – 8.30.2006 二零零一年八月三十一日	0.07472	30,000,000	–	–	–	–	30,000,000

Save as disclosed above, as at September 30, 2002, none of the Directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, and none of the Directors or their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code in the Listing Rules.

除上文所披露者外，根據披露權益條例第29條規定本公司記存之登記冊所記錄，或根據上市規則所訂之標準守則須向本公司及聯交所申報者，本公司各董事於二零零二年九月三十日概無在本公司或其任何聯繫公司（依據披露權益條例之定義）之證券中擁有任何個人、家族、公司或其他權益，而各董事或其配偶或未滿十八歲之子女亦無擁有可認購本公司證券之權益，亦無行使任何該等權利。

SHARE OPTION SCHEME

購股權計劃

The Company's share option scheme was adopted at the annual general meeting of the Company held on August 21, 2001 (the "Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group and will be expired on August 20, 2011. Under the Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) and directors of any of the subsidiaries of the Company to subscribe for shares in the Company for the consideration of HK$1.00 for each lot of share options granted. The exercise price is determined by the board of directors of the Company and shall not be less than the higher of (i) 80% of the average of the closing prices of the shares quoted on the Stock Exchange for the five trading days immediately preceding the date of offer of the options or (ii) the nominal value of a share of the Company. The maximum number of share in respect of which options may be granted under the Share Option Scheme shall not exceed 10% of the issued share capital of the Company from time to time.

本公司購股權計劃乃本公司於二零零一年八月二十一日召開之股東週年大會上所採納（「購股權計劃」），以激勵本集團僱員之積極性，並於二零一一年八月二十日屆滿。根據購股權計劃，本公司董事會可授予包括董事（獨立非執行董事除外）在內之合資格僱員及本公司附屬公司之任何董事購股權，以每批經授出購股權1.00港元之代價認購本公司股份。行使價由本公司董事會釐定，且不低於(i)緊接購股權授出日期前五個交易日在聯交所每日報價表所列之股份平均收市價之80%；或(ii)本公司股份之面值（以較高者為準）。根據購股權計劃可能授出之購股權所涉及之股份最大數目，不得超過本公司不時已發行股本之10%。

Pursuant to the Share Option Scheme, the number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company in issue and issuable under the Share Option Scheme.

根據購股權計劃，任何人士可獲授予之購股權涉及之股份數目，不得超過根據購股權計劃本公司已發行及可發行股份最大總數之25%。

As a result of the amendments of Chapter 17 of the Listing Rules on September 1, 2001, certain terms of the Company's Share Option Scheme are no longer in compliance with the Listing Rules. Accordingly, the Company cannot grant any further options under the Share Option Scheme.

由於上市規則第十七章於二零零一年九月一日作出修訂，故本公司購股權計劃中若干條款已不再符合上市規則之規定。因此，本公司不可根據購股權計劃再授出購股權。

Details of the movements in the share options to subscribe for shares of HK$0.025 each in the Company granted under the Share Option Scheme during the period ended September 30, 2002 are as follows:–

截至二零零二年九月三十日止期間內，根據購股權計劃授出可認購本公司每股面值0.025港元之股份之購股權，其變動詳情如下：

Date of grant 授出日期	Exercisable period 行使期間	Exercise price per share 每股行使價 HK$ 港元	Balance at 4.1.2002 於二零零二年四月一日之結餘	Reclassification 重新分類	Number of shares options 購股權數目 Granted during the period 期內已授出	Exercised during the period 期內已行使	Cancelled/ Lapsed during the period 期內已註銷／失效	Balance at 9.30.2002 於二零零二年九月三十日之結餘
Directors 董事								
8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	390,000,000	70,000,000	–	–	–	460,000,000
Employees 僱員								
8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	250,000,000	(70,000,000)	–	–	–	180,000,000

Notes:

1. During the six months ended September 30, 2002, 70,000,000 share options were reclassified from the category of employees to directors.
2. Details of the options granted to the Directors are set out in the sub-heading "Share options" of the section headed "Directors' Interests in Securities".

附註：

1. 截至二零零二年九月三十日止六個月，有70,000,000份原屬僱員之購股權重新歸類為董事之購股權。
2. 授予董事之購股權詳情，載於「董事之證券權益」一節「購股權」一段。

SUBSTANTIAL SHAREHOLDERS

主要股東

As at September 30, 2002, the register of substantial shareholders kept by the Company pursuant to Section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

按本公司依據披露權益條例第16(1)條規定記存之主要股東登記冊顯示，於二零零二年九月三十日，下列股東持有本公司已發行股本百分之十或以上之權益：

Name of shareholder 股東名稱		Number of shares held 所持股份數目 Direct Interest 直接權益	Deemed Interest 應計權益	Shareholding Percentage 持股百分比 %
Dr. Chan	陳博士	–	1,811,952,504	28.3
Chinaview	Chinaview	–	1,811,952,504	28.3
Galaxyway Investments Limited ("Galaxyway")	Galaxyway Investments Limited (「Galaxyway」)	–	1,811,952,504	28.3
ITC Corporation Limited ("ITC")	德祥企業集團有限公司 (「德祥企業」)	–	1,811,952,504	28.3

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,811,952,504 shares which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 1,811,952,504 shares which are held by Famex.

Save as disclosed above, as at September 30, 2002, the Company had not been notified of any other interests representing 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended September 30, 2002.

AUDIT COMMITTEE

The members of the Audit Committee (the "Committee") comprises Mr. Tsang Link Carl, Brian and Ms. Ma Wai Man, Catherine who are independent non-executive Directors of the Company. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at the Annual General Meeting in accordance with the Bye-Laws of the Company.

附註：

(1) 其威為Mankar之全資附屬公司，而後者為ITC Investment之全資附屬公司，ITC Investment則為德祥企業之全資附屬公司。Mankar、ITC Investment及德祥企業均被視為擁有由其威持有之1,811,952,504股股份之權益。

(2) Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本，而陳博士擁有Chinaview全部已發行股本。Galaxyway、Chinaview及陳博士均被視為擁有由其威持有之1,811,952,504股股份之權益。

除上文所披露者外，於二零零二年九月三十日，本公司並無獲悉任何其他佔本公司已發行股本百分之十或以上之權益。

購買、出售或贖回本公司之上市證券

於截至二零零二年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回任何本公司之上市證券。

審核委員會

審核委員會（「委員會」）之成員包括本公司兩名獨立非執行董事曾令嘉先生及馬慧敏女士。委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務申報事宜進行磋商，其中包括審閱截至二零零二年九月三十日止六個月之未經審核綜合中期業績。

最佳應用守則

董事概無獲悉任何資料，足以合理顯示本公司現時或於截至二零零二年九月三十日止六個月內，並無遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在股東週年大會上依章輪值告退。

ACKNOWLEDGEMENTS

Finally, on behalf of the Directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 18, 2002

致謝

最後，本人謹代表各董事向本集團全體員工致以衷心謝意，感謝諸位一直以來對集團之貢獻與支持，同時亦謹此鳴謝全體股東、供應商、往來銀行與客戶之不斷鼎力支持。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零二年十二月十八日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

SEC FILING 82-3638

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANISATION,
PROPOSED AMENDMENT TO BYE-LAWS,
ADOPTION OF NEW SHARE OPTION SCHEME AND
TERMINATION OF EXISTING SHARE OPTION SCHEME,
CANCELLATION OF THE OPTIONS GRANTED AND
GRANT OF GENERAL MANDATES

A notice convening a special general meeting of Hanny Holdings Limited to be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, on Monday, 17th March, 2003 at 12:00 noon is set out on pages 26 to 30 to this circular. A form of proxy for use at the special general meeting is enclosed. Whether or not you are able to attend the meeting in person and vote at such meeting, you are advised to read the notice and complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrars, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Adoption Date"	the date on which the New Share Option Scheme is adopted by the Company, which is expected to be 17th March, 2003, being the date of the SGM
"associate"	the meaning ascribed thereto in the Listing Rules
"Auditors"	at any time means the auditors of the Company for the time being of the Company
"Authorised Capital Cancellation"	the diminution of the authorised share capital of the Company from HK$650 million to HK$200 million by the cancellation of 45,000 million unissued Reorganised Shares
"Board"	the board of directors of the Company
"business day"	a day on which banks generally are open for business in Hong Kong
"Bye-Laws"	the current bye-laws of the Company
"Capital Reorganisation"	the consolidation of every (40) forty issued and unissued Existing Shares of HK$0.025 each into (1) one Consolidated Share followed by a reduction in value by cancelling HK$0.99 of the capital paid up on each issued Consolidated Share so as to form (1) one Reorganised Share of HK$0.01 and the sub-division of each unissued Consolidated Share into 100 Reorganised Shares of HK$0.01 each, the Authorised Capital Cancellation and the Share Premium Cancellation
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"connected person"	a person who is a "connected person" of the Company as the term "connected person" is defined in the Listing Rules
"Consolidated Share(s)"	share(s) of HK$1.00 each in the capital of the Company immediately following the Share Consolidation becoming unconditional and effective

"Date of Grant"	in respect of an Option, the business day on which the Board resolves to make an Offer to a Participant
"Director(s)"	the director(s) of the Company
"Existing Optionholder(s)"	holder(s) of the Existing Outstanding Options
"Existing Outstanding Options"	options already granted pursuant to the Existing Share Option Scheme whereby persons may subscribe for Shares
"Existing Share Option Scheme"	the share option scheme for a term of 10 years adopted by the Company on 21st August, 2001
"Existing Share(s)"	existing share(s) of HK$0.025 each in the share capital of the Company
"General Mandates"	the general mandates to issue and to repurchase Shares to be sought at the SGM
"Grantee"	any Participant who accepts the offer of the grant of an Option in accordance with the terms of the New Share Option Scheme or (where the context so permits) a person entitled to any such Option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholder(s)"	Shareholder(s), other than the Existing Optionholders and their respective associates
"Latest Practicable Date"	19th February, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share Option Scheme"	the new share option scheme to be adopted by the Company at the SGM

"Offer"	an offer of an Option to a Participant pursuant to the New Share Option Scheme
"Option"	an option to subscribe for Shares to be granted pursuant to the New Share Option Scheme
"Option Period"	a period to be determined and notified by the Board to each Grantee at the time of making an Offer which shall not expire later than 10 years from the Date of Grant
"Participant"	any directors (including executive directors, non-executive directors and independent non-executive directors) and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion, have contributed or will contribute or can contribute to the Group
"Reorganised Share(s)"	share(s) of HK$0.01 each in the capital of the Company immediately following the Capital Reorganisation becoming unconditional and effective
"SGM"	the special general meeting of the Company to be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 17th March, 2003 at 12:00 noon, notice of which is set out herein
"Share Consolidation"	the consolidation of every forty (40) issued and unissued Existing Shares into one (1) Consolidated Share
"Share Premium Cancellation"	the proposed cancellation of an amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company and the transfer of the amount so cancelled to the contributed surplus account of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shares"	Existing Shares, or when the context so requires, Reorganised Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the price per share at which a Grantee may subscribe for Shares on the exercise of an Option pursuant to the New Share Option Scheme

EXPECTED TIMETABLE

	2003
Latest time for lodging forms of proxy for the SGM	12:00 noon (Hong Kong time), Saturday, 15th March
SGM	12:00 noon (Hong Kong time), Monday, 17th March
Effective date of the Capital Reorganisation	9:00 a.m. (Hong Kong time), Tuesday, 18th March
Existing counter for trading in Existing Shares in board lots of 2,000 Existing Shares closes	9:30 a.m. (Hong Kong time), Tuesday, 18th March
Temporary counter for trading in Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates) opens	9:30 a.m. (Hong Kong time), Tuesday, 18th March
First day for free exchange of existing share certificates for new share certificates for the Reorganised Shares	Tuesday, 18th March
Existing counter for trading in Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates) reopens	9:30 a.m. (Hong Kong time), Tuesday, 1st April
Parallel trading in Reorganised Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. (Hong Kong time), Tuesday, 1st April
First day for matching service for selling and buying of odd lots of Reorganised Shares	Tuesday, 1st April
Temporary counter for trading in Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates) closes	4:00 p.m. (Hong Kong time), Thursday, 24th April
Parallel trading in Reorganised Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. (Hong Kong time), Thursday, 24th April
Last day of matching service for selling and buying of odd lots of Reorganised Shares	Thursday, 24th April
Last day for free exchange of existing share certificates for new share certificates for the Reorganised Shares	Tuesday, 29th April

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Ms. Ma Wai Man, Catherine

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

21st February, 2003

To the Shareholders and the Existing Optionholders

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION, PROPOSED AMENDMENT TO BYE-LAWS ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME, CANCELLATION OF THE OPTIONS GRANTED AND GRANT OF GENERAL MANDATES

INTRODUCTION

On 29th January, 2003, the Board announced that it proposed, inter alia, to effect the Capital Reorganisation which involves, inter alia, the Share Consolidation, the Share Premium Cancellation and the Authorised Capital Cancellation, to amend the Bye-laws, to terminate the Existing Share Option Scheme and to adopt the New Share Option Scheme as well as to cancel the Existing Outstanding Options.

At the SGM to be held on 17th March, 2003, resolutions will be proposed, among other matters, (i) to approve the proposed Capital Reorganisation, (ii) to approve amendment to the Bye-Laws, (iii) to terminate the Existing Share Option Scheme, adopt the New Share Option Scheme and cancel the Existing Outstanding Options, and (iv) to grant to the Directors the General Mandates. This circular contains information in relation to the Capital Reorganisation, amendment to the Bye-Laws, a summary of the principal terms of the New Share Option Scheme and the explanatory statement in compliance with the Listing Rules necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions.

CAPITAL REORGANISATION

The Board proposes that, subject to, among others, the conditions set out below:

(a) every forty (40) issued and unissued Existing Shares of HK$0.025 each be consolidated into one (1) Consolidated Share of HK$1.00 and then reduced in value by cancelling HK$0.99 of the share capital paid up on each issued Consolidated Share so as to form one (1) Reorganised Share of HK$0.01 and the subdivision of each unissued Consolidated Share (including that arising from the reduction of issued share capital of the company referred to above) into 100 Reorganised Shares of HK$0.01 each;

(b) the authorised share capital of the Company be reduced from HK$650 million to HK$200 million by cancelling 45,000 million unissued Reorganised Shares;

(c) the cancellation of an amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company; and

(d) based on the issued share capital of the Company and the credit balance of the share premium account of the Company as at the Latest Practicable Date, the credit arising in the books of the Company from the Capital Reorganisation which is expected to be in the aggregate amount of approximately HK$2,133.3 million be transferred to the contributed surplus account of the Company and the directors of the Company be authorized to apply such surplus in any manner permitted by the laws of Bermuda and the Bye-Laws, including the making of any distribution to members and the elimination of the accumulated losses of the Company, as they may think fit, taking into account the best interest of the Company. As at the Latest Practicable Date, the Company has no intention to apply the aggregate amount of approximately HK$2,133.3 million to be transferred to the contributed surplus account of the Company for any specific purpose.

The Existing Shares are presently traded in board lots of 2000. It is proposed that following the implementation of the Capital Reorganisation, the Reorganised Shares will be traded in board lots of 2000.

CONDITIONS OF THE CAPITAL REORGANISATION

The Capital Reorganisation will be conditional upon:

(i) the passing at the SGM of a special resolution approving the Capital Reorganisation;

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Reorganised Shares in issue and the Reorganised Shares falling to be issued upon exercise of options granted under the New Share Option Scheme; and

(iii) compliance by the Company with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda.

APPLICATION FOR LISTING

Application will be made to the Listing Committee of the Stock Exchange for granting the listing of, and permission to deal in, the Reorganised Shares in issue following the implementation of the Capital Reorganisation and the Reorganised Shares falling to be issued upon exercise of the Existing Outstanding Options and options to be granted under the New Share Option Scheme. No application will be made for the listing of, and permission to deal in, the Reorganised Shares on any other stock exchange.

As at the Latest Practicable Date, the Existing Shares were listed and dealt in on the Stock Exchange. No part of the Shares are listed or dealt in on any other stock exchange, nor is listing of or permission to deal in, the Shares on any other stock exchange being or proposed to be sought.

Subject to the granting of the listing of, and permission to deal in, the Reorganised Shares on the Stock Exchange, the Reorganised Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Reorganised Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

TRADING ARRANGEMENTS OF ODD LOTS

In order to alleviate the difficulties arising from the existence of odd lots of Reorganised Shares, the Company will appoint Tai Fook Securities Company Limited to match the sales and purchases of odd lots of Reorganised Shares or to offer a top-up arrangement on a best efforts basis to the holders of such odd holdings as a direct consequence of the Share Consolidation during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive).

Holders of odd lots of the Reorganised Shares who wish to take advantage of this arrangement may contact Ms. Samantha Chan of Tai Fook Securities Company Limited at 25/F., New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone no. (852) 2160 9928) as soon as possible starting from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive). Holders of odd lot Reorganised Shares should note that matching of odd lots is not guaranteed and they are recommended to consult their professional advisors if in doubt about the aforementioned arrangement.

DETAILS OF THE SHARE CAPITAL OF THE COMPANY BEFORE AND AFTER THE CAPITAL REORGANISATION

The table below shows the authorised and issued share capital of the Company as at the Latest Practicable Date and immediately after completion of the Capital Reorganisation (based on the existing number of issued Existing Shares and assuming that no new Existing Shares will be issued prior to the date when the Capital Reorganisation becomes effective).

As at the Latest Practicable Date		**Upon completion of the Capital Reorganisation**	
Authorised:	*HK$*	*Authorised:*	*HK$*
26,000,000,000 Existing Shares	650,000,000	20,000,000,000 Reorganised Shares	200,000,000
Issued and credited as fully paid:		*Issued and credited as fully paid:*	
6,412,128,118 Existing Shares	160,303,202.95	160,303,202 Reorganised Shares	1,603,032.02
Share premium account (approximate amount)	1,974.6 million	Share premium account	0
Contributed surplus account (approximate amount)	0.4 million	Contributed surplus account (approximate amount)	2,133.7 million

REASONS FOR THE CAPITAL REORGANISATION

The Board believes that the Capital Reorganisation is beneficial to the Company and its shareholders as a whole as the administration costs incurred for the Company in Hong Kong and Bermuda, including the annual registration fees payable to the Bermuda government authority, will be reduced as a result of the Capital Reorganisation.

EFFECT OF THE CAPITAL REORGANISATION

The Board is of the view that save for the expenses to be incurred in relation to the Capital Reorganisation, the implementation of the Capital Reorganisation will not, by itself, materially alter the net asset value, business operations, management or financial position of the Group or the proportionate interests of Shareholders in the Company and is in the interests of the Company and the Shareholders as a whole.

Any fraction of Reorganised Shares that arises from the Capital Reorganisation will be aggregated and sold (if a premium, net of expenses, can be obtained) for the benefit of the Company.

The Reorganised Shares will rank pari passu in all respect with each other.

FREE EXCHANGE OF SHARE CERTIFICATES AND PARALLEL TRADING ARRANGEMENTS

Subject to the Capital Reorganisation becoming effective, the arrangements proposed for dealings in the Reorganised Shares are expected to be as follows:

(a) with effect from 9:30 a.m. on Tuesday, 18th March, 2003, the original counter for trading in the Existing Shares in board lots of 2,000 Existing Shares will be closed temporarily and a temporary counter for trading in the Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates in pink colour) will be set up. Accordingly, forty Existing Shares will represent one Reorganised Shares. Existing share certificates for the Existing Shares may only be traded at this counter;

(b) with effect from 9:30 a.m. on Tuesday, 1st April, 2003, the original counter for trading in the Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates in light blue colour) will be reopened. Only new share certificates for the Reorganised Shares can be traded at this counter;

(c) during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive), there will be parallel trading in the above two counters. In order to alleviate the difficulties arising from the existence of Reorganised Shares as a result of the Capital Reorganisation, the Company has procured Tai Fook Securities Company Limited to stand in the market to provide matching services on a best efforts basis for the sale and purchase of odd lot Reorganised Shares by the odd lots holders of such shares at their own cost during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive) to make up a full board lot or to dispose of their holdings of odd lots of Reorganised Shares. Holders of odd lots of the Reorganised Shares who wish to take advantage of this arrangement either to dispose of their odd lots of the Reorganised Shares or to top up their odd lots to a full board lot of 2,000 Reorganised Shares may contact Ms. Samantha Chan of Tai Fook Securities Company Limited at 25/F., New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone no. (852) 2160 9928) as soon as possible starting from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive). Holders of odd lot Existing Shares or Reorganised Shares should note that matching of odd lots is not guaranteed and they are recommended to consult their professional advisors if in doubt about the aforementioned arrangement; and

(d) with effect from 9:30 a.m. on Friday, 25th April, 2003, trading will only be in the Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates in light blue colour) and the temporary counter for trading in the Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates in pink colour) will be closed after the close of trading at 4:00 p.m. on Thursday, 24th April, 2004.

Subject to the Capital Reorganisation becoming effective, Shareholders may, during business hours from 18th March, 2003 to 29th April, 2003 (both dates inclusive), submit their certificates for the Existing Shares to the Company's branch registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in exchange for certificates for the Reorganised Shares (on the basis of every forty (40) Existing Shares for one (1)

Reorganised Share) free of charge. Thereafter, share certificates for Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Reorganised Shares or each old share certificate submitted.

It is expected that new share certificates for the Reorganised Shares will be available for collection on or about the 10th business day from the date of submission of the existing share certificates for the Existing Shares to the Company's branch share registrar at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. If Shareholders are able to lodge their share certificates for the Existing Shares between 9:00 a.m. to 4:00 p.m. on Tuesday, 18th March, 2003, it is expected that new share certificates for the Reorganised Shares will be available for collection on Tuesday, 1st April, 2003. Unless otherwise instructed, new share certificates for the Reorganised Shares will be issued in board lots of 2,000 Reorganised Shares.

Existing certificates for Existing Shares will only be valid for trading and settlement purposes for the period up to 4:00 p.m. on Thursday, 24th April, 2003 (i.e. the last day for parallel trading) but they will remain effective as documents of title and valid for registration purposes on the basis of forty (40) Existing Shares for one (1) Reorganised Share.

PROPOSED AMENDMENT TO BYE-LAWS

The Company also proposed that conditional upon the Capital Reorganisation becoming effective, an amendment to bye-law 3(1) of the Bye-Laws be made to reflect the new par value of the Shares.

ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Stock Exchange has made certain amendments to Chapter 17 (Share option schemes) of the Listing Rules since the adoption of the Existing Share Option Scheme. The Company proposes to terminate the Existing Share Option Scheme and adopt a New Share Option Scheme in accordance with Chapter 17 of the Listing Rules, conditional upon:

(i) the passing of an ordinary resolution by Shareholders to terminate the Existing Share Option Scheme and to approve the New Share Option Scheme at the SGM; and

(ii) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of the options granted under the New Share Option Scheme (up to an initial limit of 10% of the Shares in issue at the date of passing of the resolution to adopt the New Share Option Scheme).

As at the Latest Practicable Date, the Existing Share Option Scheme was the only share option scheme of the Company. Since the amendments to Chapter 17 of the Listing Rules came into effect, no options have been granted under the Existing Share Option Scheme.

On termination of the Existing Share Option Scheme no further options will be granted under the Existing Share Option Scheme but the Existing Outstanding Options shall continue to be valid and exercisable in accordance with the Existing Share Option Scheme, subject to compliance with the Listing Rules and the provisions of the Existing Share Option Scheme will in all other respects remain in force so as to give effect to the Existing Outstanding Options.

As at the Latest Practicable Date, the issued share capital of the Company comprised 6,412,128,118 Existing Shares and the Company has granted 640,000,000 share options under the Existing Share Option Scheme which represents approximately 9.98% of the issued share capital of the Company. None of such share options have been exercised, cancelled or lapsed. The Board will not grant any further options under the Existing Share Option Scheme during the period from the Latest Practicable Date to the date of the SGM. A summary of the principal terms of the New Share Option Scheme is set out in Appendix I to this circular.

The New Share Option Scheme does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the New Share Option Scheme provide that the Board may determine, at its sole discretion, such term(s) on the grant of an Option, which decision may vary on a case by case basis. The basis for determination of the Subscription Price is also specified precisely in the rules of the New Share Option Scheme. The Directors consider that the aforesaid criteria and rules will serve to preserve the value of the Company and encourage the Participants to acquire proprietary interests in the Company.

The Directors consider that it is not appropriate to state the value of all Options that can be granted under the New Share Option Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the Options' value have not been determined. Such variables include the exercise price, exercise period, any performance targets set and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

Subject to the approval of the Shareholders of the adoption of the New Share Option Scheme at the SGM and conditional upon the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares or any part thereof that may fall to be issued pursuant to the exercise of the Options, the Directors will have the right to grant Options to the Participants to subscribe for Shares such that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option schemes of the Company shall not exceed 10 per cent. of the share capital of the Company in issue as at the SGM (such 10 per cent. shall represent 641,212,811 Existing Shares (or 16,030,320 Reorganised Shares if the Capital Reorganisation becomes effective)) on the basis that the issued Existing Shares as at the SGM will be 6,412,128,118) unless the Company obtains a fresh approval from the Shareholders to refresh such 10 per cent. limit but provided always that the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of the Company shall not in aggregate exceed 30 per cent. of the share capital of the Company in issue from time to time.

REASONS FOR THE NEW SHARE OPTION SCHEME

The Directors consider that the adoption of the New Share Option Scheme in compliance with the revised Listing Rules is in the interests of the Company and the Shareholders as a whole because it enables the Company to reward and provide incentives to its employees and other groups of Participants as provided under the New Share Option Scheme.

CANCELLATION OF OPTIONS GRANTED

The exercise price of the Existing Outstanding Options is HK$0.07472 which is above the current market price of the Shares and consequently no longer act as an incentive for Existing Optionholders as they were intended to be.

The Directors propose, subject to the agreement of the Existing Optionholders to surrender the relevant Existing Outstanding Options to the Company for cancellation, to cancel the Existing Outstanding Options which entitle the holders thereof to subscribe for a total of 640,000,000 Shares up to 30th August, 2006 previously granted to the Existing Optionholders, including the executive Directors and employees of the Group.

As at the Latest Practicable Date, the Company has not entered into any agreement with the Existing Optionholders in respect of the cancellation of the Existing Outstanding Options and it has not yet decided whether new options will be granted to the Existing Optionholders after the adoption of the New Share Option Scheme as a condition for their agreement to surrender the Existing Outstanding Options. Any cancellation of the Existing Outstanding Options will only be made in accordance with the terms of the Existing Share Option Scheme.

The cancellation of Existing Outstanding Options granted but not exercised will be conditional upon, inter alia, the approval of the Independent Shareholders. Accordingly, those Existing Optionholders and their respective associates shall abstain from voting in respect of the resolution to approve the cancellation of their Existing Outstanding Options to be proposed at the SGM.

ADJUSTMENTS OF THE SUBSCRIPTION PRICE OF THE OUTSTANDING OPTIONS GRANTED UNDER THE EXISTING SHARE OPTION SCHEME

Subject to the Capital Reorganisation becoming unconditional, the subscription price of the Existing Outstanding Options will be adjusted in accordance with the terms of the Existing Share Option Scheme. Details of the adjustments to be made to the subscription price as a result of the implementation of the Capital Reorganisation will be announced as soon as practicable.

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

The Company would like to propose ordinary resolutions at the SGM, to grant General Mandates to the Board to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of the SGM and to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the SGM (or, if appropriate, the issued share capital of the Company following

the Capital Reorganisation becoming effective), and to add to such General Mandate to allot and issue Shares the number of Shares repurchased by the Company. The Board believes that it is in the best interests of the Company and the Shareholders as a whole if the General Mandates are approved by the Shareholders and granted to the Board at the SGM. The Directors currently do not have any plan for raising capital by issuing new Shares following the implementation of the Capital Reorganisation and the grant of the General Mandates.

An explanatory statement in relation to the Repurchase Mandate as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

SGM

A notice convening the SGM to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 17th March, 2003 at 12:00 noon is set out on pages 26 to 30 of this circular. Whether or not you are able to attend the meeting in person and vote at such meeting, you are advised to read the notice and complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrars, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.

RECOMMENDATION

The Directors are of the opinion that the Capital Reorganisation, amendment to the Bye-Laws, the termination of the Existing Share Option Scheme, adoption of New Share Option Scheme, cancellation of share options granted under the Existing Share Option Scheme and the grant of General Mandates are in the best interests of the Company. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the SGM.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the New Share Option Scheme is available for inspection during business hours at the Company's principal place of business in Hong Kong at 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Hong Kong from the date of this circular up to the date of the SGM. Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The following is a summary of the principal terms of the New Share Option Scheme.

1. The purpose of the New Share Option Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

2. The New Share Option Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to the New Share Option Scheme or its interpretation or effect shall be final and binding on all parties.

3. The categories of the Participant under the New Share Option Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Group and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion, have contributed or will contribute or can contribute to the Group.

4. Each grant of Options to any director, chief executive or substantial shareholder of the Company, or any of their respective associates shall be subject to the prior approval of the independent non-executive directors of the Company (excluding any independent non-executive director who is the proposed Grantee of the Option or an associate thereof). Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled or outstanding) to such person in the 12 month period up to and including the date of such grant:

   (i) representing in aggregate over 0.1 per cent. (or such other percentage as may from time to time be specified by the Stock Exchange) of the Shares in issue; and

   (ii) having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange),

   such grant of Options shall be subject to prior approval by resolution of the Shareholders (voting by way of poll) on which all connected persons of the Company shall abstain from voting in favour but (for the avoidance of doubt), any connected person may without affecting the validity of the relevant resolution vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

5. No Offer shall be made to, nor shall any Offer be capable of acceptance by, any Participant at a time when the Participant would or might be prohibited from dealing in the Shares by the Listing Rules or by any other applicable rules, regulations or law.

6. The maximum number of Shares which may be issued upon exercise of all outstanding options granted to the Grantees and yet to be exercised under the New Share Option Scheme and other share option schemes of the Company shall not exceed 30 per cent. of Shares in issue from time to time ("New Share Option Scheme Limit").

(i) The maximum number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 10 per cent. of Shares in issue on the date of approval of the New Share Option Scheme (the "New Share Option Scheme Mandate Limit"). Option lapsed in accordance with the terms of the New Share Option Scheme will not be counted for the purpose of calculating the New Share Option Scheme Mandate Limit.

(ii) The New Share Option Scheme Mandate Limit referred to in paragraph 6(i) may be refreshed at any time subject to prior Shareholders' approval but in any event shall not exceed 10 per cent. of Shares in issue as at the date of approval of the renewal of the New Share Option Scheme Mandate Limit. Option previously granted under the New Share Option Scheme or any other share option schemes (including those outstanding, cancelled, lapsed in accordance with the terms or exercised options) will not be counted for the purpose of calculating the refreshed New Share Option Scheme Mandate Limit.

(iii) The Company may grant Options beyond the New Share Option Scheme Mandate Limit to Participants if:

(a) the Company has first sent a circular to Shareholders containing a generic description of the specified Participants in question, the number and terms of the Options to be granted, the purpose of granting Options to the specified Participants with an explanation as to how the terms of the Options serve such purpose and other information as required under rule 17.02(2)(d) and 17.02(4) of the Listing Rules; and

(b) separate Shareholder's approval has been obtained.

7. The maximum number of Shares issued and to be issued upon exercise of all options granted and to be granted to a specifically identified single Grantee under the New Share Option Scheme and any other share option scheme(s) of the Company shall not in any 12-month period exceed 1 per cent. of the Shares in issue (the "Individual Limit"). The Company may grant Options beyond the Individual Limit to a Participant at any time if:

(i) the Company has first sent a circular to Shareholders containing the identity of the Participant in question, the number and terms of the Options to be granted (and Options previously granted to such Participant) and other information as required under rule 17.02(2)(d) and 17.02(4) of the Listing Rules); and

(ii) separate Shareholder's approval has been obtained in general meeting with the proposed relevant Grantee (as the case may be) and his associates, as defined in the Listing Rules, abstaining from voting.

8. The Option Period is a period to be notified by the Board to each Grantee at the time of making an Offer which shall not expire later than 10 years from the Date of Grant.

9. On and subject to the terms of the New Share Option Scheme, the Board shall be entitled at any time within 10 years after the Adoption Date to make an Offer to any Participant as the Board may in its absolute discretion select to take up an Option pursuant to which such Participant may, during the Option Period, subscribe for such number of Shares as the Board may determine at the Subscription Price. The Offer shall specify the terms on which the Option is to be granted. Such terms may at the discretion of the Board, include (i) a minimum period for which an Option must be held before it can be exercised and/or (ii) a performance target that must be reached, before the Option can be exercised in whole or in part; and (iii) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally.

10. An Offer shall be deemed to have been accepted and an Option shall be deemed to have been granted and accepted and shall take effect when the duplicate letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof is received by the Company. Such remittance shall in no circumstances be refundable. An Offer shall be made to a Participant by letter in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the New Share Option Scheme and shall remain open for acceptance by the Participant concerned for a period of 28 days from the Date of Grant.

11. The Subscription Price shall be determined by the Board in its absolute discretion but in any event shall not be less than the greatest of:

(i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant;

(ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the Date of Grant; and

(iii) the nominal value of a Share.

12. The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the memorandum of association and bye-laws of the Company for the time being in force and shall rank pari passu in all respects with the fully paid Shares in issue on the date on which those Shares are allotted on exercise of the Option and accordingly shall entitle the holders thereof to participate in all dividends or other distributions paid or made after the date on which Shares are allotted other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date thereof shall be on or before the date on which the Shares are allotted.

13. Subject to the provisions of the New Share Option Scheme, the New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options shall be offered or granted but the provisions of the New Share Option Scheme shall remain in full force and effect in all other respects insofar as to give effect to the outstanding Options granted. Options granted during the life of the New Share Option Scheme shall continue to be exercisable in accordance with their terms of grant after the end of the ten-year period.

14. In the event of the Grantee ceasing to be a Participant by reason of his death, his legal personal representative(s) may exercise the Option up to the Grantee's entitlement (to the extent not already exercised) within the period of 12 months following his death provided that where any of the events set out in paragraphs 18, 19, 20 and 21 occurs prior to his death or within such period of 6 months following his death, then his personal representative(s) may so exercise the Option within such of the various periods respectively set out in such paragraphs provided further that if within a period of 3 years prior to the Grantee's death, the Grantee had committed any of the acts specified in paragraph 22(f) which would have entitled the Company to terminate his employment prior to his death, the Board may at any time forthwith terminate the Option (to the extent not already exercised) by written notice to the Grantee's legal personal representative(s) and/or to the extent the Option has been exercised in whole or in part by his legal personal representative(s), but Shares have not been allotted, he shall be deemed not to have so exercised such Option and the Company shall return to him the amount of the Subscription Price for the Shares in respect of the purported exercise of such Option.

15. In the event of a Grantee who is an employee or a director of the Company or another member of the Group ceasing to be a Participant for any reason other than his death or the termination of his employment or directorship on one or more of the grounds specified in paragraph 22(f), the Option (to the extent not already exercised) shall lapse on the date of cessation of such employment (which date shall be the last actual working day with the Company or the relevant Subsidiary whether salary is paid in lieu of notice or not) and shall cease to be exercisable provided that the Board may within one month from the date of such cessation otherwise determine that the Option (or such remaining part thereof) shall become exercisable within such period as the Board may determine following the date of such cessation.

16. In the event of a Grantee who is not an employee or a director of the Company or another member of the Group ceasing to be a Participant as and when determined by the Board by resolution for any reason other than his death, the Board may by written notice to such Grantee within one month from the date of such cessation determine the period within which the Option (or such remaining part thereof) shall be exercisable following the date of such cessation.

17. In the event of the Grantee ceasing to be a Participant by reason of the termination of his employment or directorship on one or more of the grounds specified in paragraph 22(f) and the Grantee has exercised the Option in whole or in part pursuant to the New Share Option Scheme, but Shares have not been allotted to him, the Grantee shall be deemed not to have so exercised such Option and the Company shall return to the Grantee the amount of the Subscription Price for the Shares in respect of the purported exercise of such Option.

18. If a general offer by way of takeover or otherwise (other than by way of scheme of arrangement pursuant to paragraph 19 below) is made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, the Company shall forthwith give notice thereof to the Grantee and the Grantee shall be entitled to exercise the Option at any time within such period as shall be notified by the Board.

19. If a general offer for Shares by way of scheme of arrangement is made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be notified by the Board) exercise the Option.

20. In the event a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be notified by the Company) exercise the Option, and the Company shall as soon as possible and in any event no later than three days prior to the date of the proposed Shareholders' meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such Option.

21. In the event of a compromise or arrangement, other than a scheme of arrangement contemplated in paragraph 19 above, between the Company and its members or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the Grantee may at any time thereafter but before such time as shall be notified by the Company exercise the Option, and the Company shall as soon as possible and in any event no later than three days prior to the date of the proposed meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such Option.

22. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a) the expiry of the Option Period (subject to the provisions of paragraphs 2.4 and 13 of the New Share Option Scheme);

(b) the expiry of the periods referred to in paragraphs 14-21;

(c) the expiry of the period referred to in paragraph 18 provided that if any court of competent jurisdiction makes an order the effect of which is to prohibit the offeror from acquiring the remaining Shares in the Offer, the relevant period within which Options may be exercised shall not begin to run until the discharge of the order in question or unless the offer lapses or is withdrawn before that date;

(d) subject to the scheme of arrangement (referred to in paragraph 19) becoming effective, the expiry of the period for exercising the Option as referred to in paragraph 19;

(e) the date of the commencement of the winding-up of the Company;

(f) the date on which the Grantee (if an employee or director of the Company or another member of the Group) ceases to be a Participant by reason of the termination of his employment or directorship on the grounds that he has been guilty of serious misconduct, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his debts or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or on any other grounds on which an employer would be entitled to terminate his employment summarily. A resolution of the Board to the effect that the employment of a Grantee has or has not been terminated on one or more of the grounds specified in this paragraph 22(f) shall be conclusive;

(g) the date on which the Grantee commits a breach of paragraph 23; and

(h) subject to paragraph 15, the date the Grantee ceases to be a Participant for any other reason.

23. An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such Grantee without incurring any liability on the part of the Company.

24. In the event of any alteration to the capital structure of the Company whilst any Option remains exercisable, arising from capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of the Company, other than any alternation in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party, such corresponding alterations (if any) shall be made in:

    (a) the number or nominal amount of Shares subject to the Option so far as unexercised; and

    (b) the Subscription Price,

    as the Auditors or the independent financial adviser to the Company shall at the request of the Company certify in writing to the Board either generally or as regards any particular Grantee to be in their opinion fair and reasonable provided that any such adjustments give a Grantee the same proportion of equity capital of the Company as to which that Grantee was previously entitled but no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The capacity of the Auditors or the independent financial adviser to the Company in this paragraph is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Grantees. The costs of the Auditors or the independent financial adviser to the Company shall be borne by the Company.

25. The Company by ordinary resolution in general meeting or by resolution of the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered or granted but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect. Options which are granted during the life of the New Share Option Scheme and remain unexpired immediately prior to the termination of the operation of the New Share Option Scheme shall continue to be exercisable in accordance with their terms of issue after the termination of the New Share Option Scheme.

26. Those specific provisions of the New Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Participants, and no changes to the authority of the Board in relation to any alteration of the terms of the New Share Option Scheme shall be made, without the prior approval of Shareholders in the general meeting. Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature, or any change to the terms of Options granted, must also be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

27. Any Options granted but not exercised may be cancelled if the Grantee so agrees and new Options may be granted to the Grantee provided such new Options fall within the limits prescribed by paragraph 6 and otherwise comply with the terms of the New Share Option Scheme.

28. Notwithstanding any other provision of the New Share Option Scheme, the Board shall be entitled at its absolute discretion at any time and from time to time to cancel any Option, either in whole or in part, after notice of exercise thereof has been given by the Grantee but before the Company has issued and allotted any Shares pursuant to the exercise of that Option, by giving notice in writing to the Grantee stating that such Option is thereby cancelled.

29. If any Option shall be cancelled pursuant to paragraph 28, the Grantee shall, subject as provided in the New Share Option Scheme, be entitled to be paid by the Company a refund of the Subscription Price paid on exercise of such Option together with an additional payment in cash to compensate him for such cancellation, calculated in accordance with the formula below. Such refund and payment shall be made within 14 business days of the Company giving notice of such cancellation and once such refund and payment has been made by the Company, the Grantee shall have no other claim against the Company in connection with any Option so cancelled. The amount of payment shall be calculated by reference to the following formula:

$$(A \times B) - C$$

where

A is the number of Shares that would have been issued on exercise of the Option (the "Applicable Shares");

B is the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days on which the Stock Exchange is open for business last preceding the date the Company receives notice of exercise of the Option; and

C is the aggregate Subscription Price for the Applicable Shares,

provided that if the calculation shall result in a negative figure it shall be deemed to be zero.

This Appendix serves as an explanatory statement required by the Stock Exchange to be presented to Shareholders concerning the mandate to repurchase Shares proposed to be granted to the Directors.

1. LISTING RULES FOR REPURCHASES OF SHARES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange subject to certain restrictions:

The Listing Rules provide that all proposed repurchases of Shares by a company with a primary listing on the Stock Exchange must be approved by Shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the Shares to be repurchased must be fully paid up.

2. FUNDING OF REPURCHASES

Any repurchases will be made out of funds which are legally available for the purpose in accordance with the memorandum of association of the Company and the Bye-Laws and the Companies Act 1981 of Bermuda.

As compared with the financial position of the Company as at 31st March, 2002 (being the date of its latest audited accounts), the Directors consider that there will not be a material adverse impact on the working capital and the gearing position of the Company in the event that the proposed purchases were to be carried out in full during the proposed purchase period. The Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing ratio which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 6,412,128,118 Existing Shares.

Subject to the passing of the relevant ordinary resolution to approve the general mandates to issue and repurchase securities (the "Purchase Proposal") and on the basis that no further Existing Shares are issued or repurchased between the Latest Practicable Date and the SGM, the Company would be allowed under the Purchase Proposal to purchase a maximum of 641,212,811 Existing Shares or 16,030,320 Reorganised Shares if the Capital Reorganisation becomes effective.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earning per Share and will only be made when the Directors believe that such purchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the repurchase mandate in accordance with the Listing Rules, the applicable laws of Bermuda and in accordance with the memorandum of association of the Company and the Bye-Laws.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers. As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of Hong Kong Code on Takeovers and Mergers. At the Latest Practicable Date, Famex Investment Limited ("Famex") who held approximately 28.3% of the issued share capital of the Company, was the only substantial Shareholder holding 10% or more of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of Famex together with its associates in the Company would be increased to approximately 31.4% of the issued share capital of the Company. Such increase may give rise to an obligation to make a mandatory offer by Famex under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

Save as aforesaid and as at the Latest Practicable Date, the Directors were not aware of any consequence which the exercise in full of the repurchase mandate would have under the Hong Kong Code on Takeovers and Mergers. The Directors have no intention to exercise their power to repurchase Shares to such an extent resulting in an obligation to make a mandatory offer by Famex.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors or, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed securities repurchase mandate is approved by Shareholders, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

8. GENERAL

No purchase of the Existing Shares has been made by the Company during the preceding six months (whether on the Stock Exchange or otherwise) ending on the Latest Practicable Date.

The highest and lowest prices at which the Existing Shares were traded on the Stock Exchange in each of the previous twelve months immediately prior to the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
February 2002	0.1060	0.0930
March 2002	0.1080	0.0880
April 2002	0.1080	0.0860
May 2002	0.1150	0.0920
June 2002	0.0960	0.0750
July 2002	0.0890	0.0320
August 2002	0.0520	0.0380
September 2002	0.0490	0.0300
October 2002	0.0520	0.0200
November 2002	0.0500	0.0350
December 2002	0.0520	0.0330
January 2003	0.0410	0.0250

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN THAT a Special General Meeting of Hanny Holdings Limited (the "Company") will be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, on 17th March, 2003 at 12:00 noon for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1. "**THAT**, conditional upon (a) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the Reorganised Shares (as defined below) and the Reorganised Shares falling to be issued upon the exercise of options to be granted under the New Share Option Scheme (as defined below) and (b) compliance by the Company with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda, and with effect from 9:00 a.m. on the business day (not being a Saturday) immediately following the date on which this resolution is passed:

(a) every forty (40) shares of HK$0.025 each in the issued and unissued capital of the Company (the "Existing Shares") be consolidated (the "Share Consolidation") into one share of HK$1.00 (the "Consolidated Share");

(b) thereafter, (i) the issued share capital of the Company be reduced from an amount of approximately HK$160.3 million by an amount of approximately HK$158.7 million to an amount of approximately HK$1.6 million, by cancelling paid up capital to the extent of HK$0.99 on each Consolidated Share in issue so that each issued Consolidated Share in the capital of the Company shall be treated as one fully paid up ordinary share of HK$0.01 in the capital of the Company and any liability of the holders of such shares to make any further contribution to the capital of the Company on each such share shall be treated as satisfied (the "Capital Reduction") and (ii) each unissued Consolidated Share in the capital of the Company be sub-divided ("Sub-division") into 100 shares of HK$0.01 each (the "Reorganised Shares");

(c) the authorised share capital of the Company be reduced from HK$650 million to HK$200 million by cancelling 45,000 million unissued Reorganised Shares of HK$0.01 each ("Authorised Capital Reduction");

(d) the amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company as at 19 February 2003 be cancelled ("Share Premium Cancellation");

(e) the Company shall apply and transfer the credit which shall arise in the books of the Company as a result of the Capital Reduction and the Share Premium Cancellation to the contributed surplus account of the Company and the directors of the Company be authorized to apply such surplus in any manner permitted by the laws of Bermuda and the bye-laws of the Company:

(the Share Consolidation, the Capital Reduction, the Sub-division, the Authorised Capital Reduction and the Share Premium Cancellation are collectively referred to as the "Capital Reorganisation");

(f) all of the Reorganised Shares resulting from the Capital Reorganisation shall rank pari passu in all respects and have the rights and privileges and be subject to the restrictions contained in the Company's bye-laws; and

(g) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, deem necessary, desirable or appropriate to effect and implement any of the foregoing."

2. "**THAT**:

conditional on the passing of Special Resolution No. 1 as set out in the notice convening the special general meeting at which this resolution is proposed and the Capital Reorganisation (as defined in the said Special Resolution No. 1) becoming effective, bye-law 3(1) of the bye-laws of the Company be amended by deleting the existing provision in its entirety and substituting therefore the following provision:

"Unless otherwise determined by the Company, the share capital of the Company shall be divided into shares of a par value of $0.01 each." "

ORDINARY RESOLUTIONS

3. "**THAT**:

conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval for the listing of and permission to deal in the shares of the Company representing 10 per cent. of the issued share capital of the Company as at the date of passing this resolution to be issued pursuant to the exercise of any options (the "Options") to be granted under the share option scheme of the Company (the "New Share Option Scheme"), a copy of which has been produced to this meeting marked "A" and signed by the chairman of the meeting for the purpose of identification:

(i) the existing share option scheme of the Company adopted on 21st August, 2001 (the "Existing Share Option Scheme") be terminated; and

(ii) the New Share Option Scheme be approved and adopted and the directors of the Company be and are hereby authorised, at their absolute discretion, to grant Options and to allot and issue shares of the Company pursuant to the exercise of the Options and to do all such acts, deeds and things as they may, in their absolute discretion, deem necessary, desirable or appropriate to effect and implement the New Share Option Scheme."

4. "**THAT**:

(A) conditional on the passing of Ordinary Resolution No.3 as set out in the notice (the "Notice") convening the special general meeting at which this resolution is proposed and the consent of the relevant optionholders, up to a total of 640,000,000 existing outstanding options ("Options") to subscribe for shares in the capital of the Company granted by the Company under its share option scheme adopted on 21st August, 2001 be cancelled with effect from the dates of such optionholders' consent and any Options so cancelled shall not be counted for the purpose of calculating the 10% limit under the New Share Option Scheme (as defined in Ordinary Resolution No. 3 as set out in the Notice); and

(B) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, deem necessary, desirable or appropriate to effect and implement the proposed cancellation of the Options as referred to in (A) above."

5. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to: (1) a Rights Issue (as hereinafter defined); (2) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; (3) the exercise of options granted under the share option scheme adopted by the Company; or (4) an issue of shares as scrip dividends pursuant to the bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue either (a)

as at the date of passing this resolution or, (b) if the Capital Reorganisation (as defined in Special Resolution No. 1 as set out in the notice convening the special general meeting at which this resolution is proposed) becomes effective, as at the date of this Resolution as reduced by the Capital Reorganisation, as the case may be, and the said approval shall be limited accordingly; and

(D) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law of Bermuda to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange)."

6. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as defined in Resolution No.5 as set out in the notice convening the special general meeting at which this resolution is proposed) of all the powers of the Company to repurchase issued shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors; and

(C) the aggregate nominal amount of shares of the Company which are authorised to be repurchased by the Company pursuant to the approval in paragraph (A) above during

the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company in issue either (a) as at the date of passing this resolution or (b), if the Capital Reorganisation (as defined in Special Resolution No.1 as set out in the notice convening the special general meeting at which this resolution is proposed) becomes effective, as at the date of this resolution as reduced by the Capital Reorganisation, as the case may be, and the said approval shall be limited accordingly."

7. "**THAT** conditional upon the passing of Ordinary Resolutions No. 5 and 6 in the notice convening the special general meeting at which this resolution is proposed, the aggregate nominal amount of the shares in the capital of the Company which are purchased by the Company pursuant to and in accordance with the said Resolution No. 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with Ordinary Resolution No. 5 set out in the notice convening the special general meeting at which this resolution is proposed."

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21st February, 2003

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon, Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch share registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof.

別大會(本決議案將於大會上提呈)通告載列之第1項特別決議案)生效，則為股本重組轉為本決議案之日期(視情況而定)之已發行股份10%，而根據本決議案授出之授權亦以此為限。」

7. 「**動議**待召開股東特別大會通告(本決議案將於大會上提呈)所載之第5及6項普通決議案獲通過後，擴大本公司根據上述第6項普通決議案購回之本公司股本中之股份面值總額，加入相等於本公司根據及按照召開股東特別大會通告(本決議案將於大會上提呈)第5項普通決議案由本公司董事配發或同意有條件或無條件配發之本公司股本面值總額之數額。」

承董事會命
主席
陳國強博士

香港，二零零三年二月二十一日

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持之本公司部份股份委任代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

(b)倘股本重組(定義見召開股東特別大會(本決議案將於大會上提呈)通告載列之第1項特別決議案)生效，則為股本重組轉為本決議案之日期(視情況而定)之本公司已發行股本面值總額20%，而上文之批准亦以此為限；及

(D) 就本決議案而言，「有關期間」指由本決議案通過之日至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之細則或百慕達法例規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上藉普通決議案撤銷或更改本決議案之授權時；及

「供股」乃指於董事指定之期間內向於某一指定記錄日期登記在本公司股東名冊上之股東按彼等當時持有之該等股份之比例而提出之供股建議(惟董事有權就零碎股權或任何法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

6. 「**動議**：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事(「董事」)依據及按照不時修訂之所有適用法例及／或香港聯合交易所有限公司(「聯交所」)或任何其他證券交易所之規定，於有關期間(定義見召開股東特別大會(本決議案將於大會上提呈)通告載列之第5項決議案)內行使本公司一切權力，在聯交所或本公司股份可能上市及得到香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之已發行股份；

(B) (A)段之批准並無列入給予董事之任何其他授權內，並授權董事代表本公司於有關期間內促使本公司按董事釐定之價格購回本公司之股份；及

(C) 本公司根據上文(A)段之批准獲授權購回之本公司股份面值總額將為不超過(a)於本決議案獲通過當日或(b)倘股本重組(定義見召開股東特

(ii) 批准及採納新購股權計劃，並授權本公司董事以其絕對酌情權授出購股權及根據購股權獲行使時配發及發行本公司股份，以及進行以彼等之絕對酌情權視為必須、適宜或適當執行及實行新購股權計劃之行為、契據及行動。」

4. 「**動議**：

(A) 待召開股東特別大會（本決議案將於大會上提呈）通告（「通告」）載列之第3項普通決議案通過及有關購股權持有人同意後，於購股權持有人同意之該日起，註銷本公司根據於二零零一年八月二十一日採納之本公司購股權計劃授出可認購本公司股本中之股份之最多合共640,000,000份現有尚未行使購股權（「購股權」），而所註銷之任何購股權在根據新購股權計劃（定義見通告載列之第3項普通決議案）計算10%上限時不得計算在內；及

(B) 一般授權本公司董事進行以彼等之絕對酌情權視為必須、適宜或適當執行及實行上文(A)所述註銷購股權之建議之行為、契據及行動。」

5. 「**動議**：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事（「董事」）於有關期間（定義見下文）內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或批出行使該等權力所必要或可能需要之建議、協議及購股權；

(B) 授權董事於有關期間內作出或批出於有關期間結束後行使該等權力所必要或可能需要之建議、協議及購股權；

(C) 董事根據上文(A)段之批准，而非根據(1)供股（定義見下文）；(2)根據可兌換為本公司股份之任何證券之條款行使認購或兌換權利；(3)行使根據本公司採納之購股權計劃授出之購股權；或(4)根據本公司當時之公司細則發行股份作為以股代息所配發或同意有條件或無條件配發（不論根據購股權與否）之股本面值總額不得超過(a)本決議案通過當日或

(e) 本公司將運用及轉撥因削減股本及註銷股份溢價而在本公司賬目內產生之進賬至本公司之繳入盈餘賬，並授權本公司董事根據百慕達法例及本公司細則批准之任何方式運用此筆盈餘：

(股份合併事項、削減股本、拆細事項、註銷法定股本及註銷股份溢價統稱「股本重組」)；

(f) 因股本重組產生之全部重組股份於所有方面享有同等權益，並擁有本公司細則所載之權利及特權及須遵守有關限制；及

(g) 一般授權本公司董事進行以彼等之絕對酌情權視為必須、適宜或適當執行及實行上述任何事項之行為、契據及行動。」

2. 「**動議**：

待召開股東特別大會(本決議案將於大會上提呈)通告載列之第1項特別決議案通過及股本重組(定義見上述第1項特別決議案)生效後，藉刪除本公司細則第3(1)條之全部現有條文及以下列條文取代，修訂有關細則：

「除本公司另有規定外，本公司股本將分為每股面值0.01元之股份。」」

普通決議案

3. 「**動議**：

待香港聯合交易所有限公司上市委員會批准根據本公司之購股權計劃(「新購股權計劃」)(註有「A」字樣之副本已於本大會上提呈並由大會主席簽署以資識別)授出之任何購股權(「購股權」)獲行使時發行佔於本決議案通過日期本公司已發行股本10%之本公司股份上市及買賣：

(i) 終止於二零零一年八月二十一日採納之本公司現有購股權計劃(「現有購股權計劃」)；及

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

茲通告錦興集團有限公司(「本公司」)訂於二零零三年三月十七日中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，以考慮及酌情通過下列決議案：

特別決議案

1. 「**動議**待(a)香港聯合交易所有限公司上市委員會批准重組股份(定義見下文)以及根據新購股權計劃(定義見下文)授出之購股權獲行使時須予發行之重組股份上市及買賣及(b)本公司符合百慕達1981年公司法第46(2)條之規定，並於緊隨本決議案通過日期後之辦公日(並非星期六)上午九時正起：

   (a) 每四十(40)股每股面值0.025港元之本公司已發行及未發行股本中之股份(「現有股份」)合併成為一股面值1.00港元之股份(「合併股份」)(「股份合併事項」)；

   (b) 其後，(i)藉註銷每股已發行合併股份之繳足股本0.99港元，將本公司之已發行股本款額由約160,300,000港元削減約158,700,000港元至約1,600,000港元，致使本公司股本中每股已發行合併股份被視作本公司股本中一股面值0.01港元之繳足股款普通股，而該等股份之持有人就每股有關股份向本公司股本繳付任何進一步股款之任何責任應視作已獲履行(「削減股本」)及(ii)本公司股本中每股未發行合併股份拆細成為100股每股面值0.01港元之股份(「重組股份」)(「拆細事項」)；

   (c) 藉註銷450億股每股面值0.01港元之未發行重組股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元(「註銷法定股本」)；

   (d) 註銷於二零零三年二月十九日本公司股份溢價賬內之款額約1,974,600,000港元(「註銷股份溢價」)；

* 中文名稱僅供識別

8. 一般事項

在截至最後可行日期止前六個月內，本公司並無在聯交所或其他證券交易所購回現有股份。

在緊接最後可行日期前十二個月，現有股份每月在聯交所之最高及最低成交價如下：

	最高價 港元	最低價 港元
二零零二年二月	0.1060	0.0930
二零零二年三月	0.1080	0.0880
二零零二年四月	0.1080	0.0860
二零零二年五月	0.1150	0.0920
二零零二年六月	0.0960	0.0750
二零零二年七月	0.0890	0.0320
二零零二年八月	0.0520	0.0380
二零零二年九月	0.0490	0.0300
二零零二年十月	0.0520	0.0200
二零零二年十一月	0.0500	0.0350
二零零二年十二月	0.0520	0.0330
二零零三年一月	0.0410	0.0250

5. 董事之承諾

董事已向聯交所承諾根據上市規則、適用之百慕達法例及根據本公司之公司組織章程大綱及細則行使購回授權。

6. 收購守則之影響

倘因購回股份而使股東所佔之本公司投票權權益比例增加，則就香港公司收購及合併守則而言，該項增加將被視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得或鞏固於本公司之控制權(視乎股東權益增加之水平而定)，並須根據香港公司收購及合併守則第26條提出強制性收購建議。於最後可行日期，持有本公司已發行股本約28.3%之其威投資有限公司(「其威」)為持有本公司已發行股本10%或以上之唯一主要股東。倘董事悉數行使根據決議案建議授出以購回股份之權力，則其威連同其聯繫人士所持有之本公司股權將增加至本公司已發行股本約31.4%。是次增加可能引致根據香港公司收購及合併守則第26條提出強制性收購建議之責任。

除上文所述者外，於最後可行日期，董事並不得悉因根據香港公司收購及合併守則全面行使購回授權而引致之任何後果。董事不擬因行使彼等購回股份之權力以致Famex需要提出強制性收購建議。

7. 董事、彼等之聯繫人士及關連人士

董事或(於作出一切合理查詢後據董事所知及所信)彼等各自之任何聯繫人士現時概無意在股東批准建議購回證券授權後向本公司出售股份。本公司並無接獲任何關連人士通知其目前有意在本公司獲授權購回股份後向本公司出售股份，或已承諾不會向本公司出售其所持有之任何股份。

本附錄乃遵照聯交所規定將向股東提呈之說明函件，其中有關建議向董事授出購回股份之一般授權。

1. 關於購回股份之上市規則

上市規則容許以聯交所為第一上市地位之公司在聯交所購回彼等之股份，惟須受若干限制。

上市規則規定以聯交所為第一上市地位之公司之所有購回股份建議必須事先由股東藉普通決議案批准，而購回建議乃以一般授權方式或就某一特別交易而作出特別批准方式進行，而所購回之股份必須為繳足股款。

2. 購回股份之資金

於購回任何股份時，本公司須根據其公司組織章程大綱及細則以及百慕達一九八一年公司法之規定可合法作此用途之資金中撥支。

與本公司於二零零二年三月三十一日(為其最新經審核賬目之日期)之財政狀況比較，董事認為，倘在建議購回期間內全面進行建議購回事項，將不會對本公司之營運資金及資產負債水平構成任何重大不利影響。倘董事認為行使購回授權會對彼等認為之本公司不時適用之營運資金或資產負債水平造成重大不利影響，則董事不建議行使購回授權。

3. 股本

於最後可行日期，本公司之已發行股本包括6,412,128,118股現有股份。

有待批准發行及購回股份之一般授權(「購回建議」)之有關普通決議案獲通過後，並假設由最後可行日期至股東特別大會期間不再發行或購回任何現有股份，則本公司可根據購回建議購回最多641,212,811股現有股份，或倘股本重組生效，則可購回最多16,030,320股重組股份。

4. 購回股份之理由

董事相信，股東授予董事一般權力以便董事在市場上購回股份，乃符合本公司及股東之利益。購回股份可提高本公司之資產淨值及／或其每股股份之盈利，惟須視乎當時市況及融資安排而定，並僅於董事認為購回股份將有利於本公司及股東時方會進行。

28. 即使新購股權計劃設有任何其他條文，但董事會有權向承授人發出有關行使通知後但於本公司按照該購股權獲行使而發行及配發任何股份前，向承授人發出書面通知，表示該購股權已遭註銷，以其絕對酌情權隨時及不時註銷任何購股權(全部或任何部份)。

29. 倘有任何購股權須按照第28段註銷，則承授人在遵照新購股權計劃所規定之情況下，將有權得到本公司退回因行使購股權而已支付之認購價款項，連同因註銷有關購股權而補償有關承授人之額外現金款項，金額則根據以下公式計算。有關退款及款項須於本公司發出該註銷通知之14個辦公日內支付，當本公司支付有關退款及款項後，承授人不得就所註銷之任何購股權向本公司提出其他申索。款項金額須參照以下公式計算：

$$(A \times B) - C$$

其中

A　為行使購股權時須發行之股份數目(「有關股份」)；

B　為本公司收到購股權行使通知日期前最後五個辦公日(聯交所辦公之日子)在聯交所發出之每日報價表載列之股份平均收市價；及

C　有關股份之認購價總額，

惟倘計算結果為負數，則應視作為零。

24. 倘本公司於任何購股權仍可行使時，將利潤或儲備撥充資本、供股、股份合併、股份拆細或削減本公司股本而導致本公司股本架構出現任何變動，惟並非因本公司發行股份作為本公司所參與交易之代價而導致本公司股本架構出現任何變動，則該等相應變動(倘有)將以下列形式進行：

(a) 根據至今未行使之購股權涉及之股份數目或面額；及

(b) 認購價，

或於本公司之核數師或獨立財務顧問在本公司要求下向董事會書面核實，依彼等之意見無論一般而言或對個別承授人而言為公平合理，惟任何該等調整應按承授人原應享有之本公司已發行股本之相同比例為基準作出，任何該等變動將不得引致股份以低於其面值之價格發行。本段所述本公司之核數師或獨立財務顧問之職能，乃為提供專家意見而非作為仲裁人，彼等之核實在沒有明顯錯誤之情況下，對本公司及承授人均屬最終及具約束力。本公司將負擔本公司核數師或獨立財務顧問之費用。

25. 本公司可於股東大會藉普通決議案或董事會之決議案隨時終止新購股權計劃之運作，而於該情況下將不再進一步提呈或授出購股權，惟新購股權計劃條文將於各方面維持十足效力及作用。於新購股權計劃生效期間授出並於緊接新購股權計劃終止運作前仍未屆滿之購股權，可在新購股權計劃終止後可根據其發行條款繼續行使。

26. 在股東大會上得到股東事先批准前，與上市規則第17.03條有關之新購股權計劃特定條文不得作出有利於參與者之變動，亦不得作出與更改新購股權計劃條款有關之董事會權力變動。對新購股權計劃之條款及條件作出任何重大更改或對所授出購股權條款作出任何變動均須由股東於股東大會上批准，惟根據新購股權計劃現有條款自動生效之更改除外。

27. 於承授人同意下，任何已授出而未行使之購股權均可被註銷，並可向承授人授出新購股權，惟該等新購股權須符合第6段指定之上限，並須另行遵守新購股權計劃之條款。

22. 購股權將在發生下列事件(以較早發生者為準)時自動失效及不可行使(以尚未行使者為限)：

(a) 購股權期間屆滿日期(須遵照新購股權計劃第2.4及13段之條文)；

(b) 第14至21段所述期間屆滿；

(c) 第18段所述期間屆滿，惟倘具有司法管轄權之任何法院頒令禁止收購人收購建議餘下之股份，則購股權可行使之有關期間須直至有關頒令獲撤銷或除非收購建議於該日期前失效或遭撤回時方可開始計算；

(d) 有待協議安排(根據第19段所述)生效後，根據第19段所述購股權行使期間屆滿日期；

(e) 本公司開始清盤之日期；

(f) 承授人(倘為本公司或本集團另一成員公司之僱員或董事)因嚴重失職、或似乎無力償還或無合理前景可償還其債務或已破產或已資不抵債或已與其債權人已作出任何全面償債安排或債務重組協議，或已被裁定觸犯涉及其品格或誠信之任何刑事罪行或僱主認為有權馬上終止聘用之任何其他原因，而被終止僱用或不再出任董事繼而終止作為參與者之日期。董事會按第22(f)段列明之一項或多項原因就終止僱用承授人與否通過之決議案應為最終決定；

(g) 承授人違反第23段所述事項之日期；及

(h) 按第15段所規限下，承授人因任何其他原因不再成為參與者之日期。

23. 購股權屬承授人個人所有及不可轉讓，承授人亦不可就任何購股權進行任何形式之出售、轉讓、抵押、按揭、附以產權負擔或設定以任何其他人士為受益人之任何權益。本公司有權就違反以上任何規定註銷授予該承授人之任何尚未行使購股權或其中部份，而本公司毋須為此負上任何責任。

16. 倘承授人並非本公司或本集團另一成員公司之僱員或董事，而因其身故以外之任何原因由董事會藉決議案終止其參與者身份，則董事會可於該終止日期起一個月內以書面通知該承授人，並釐定於終止日期後可行使購股權(或其餘下部份)之期間。

17. 倘承授人因第22(f)段所述之一項或多項原因而終止受僱或不再出任董事，而承授人已根據新購股權計劃行使全部或部份購股權，但股份尚未獲配發，則承授人將被視作並未行使該購股權，而本公司將向承授人退還被指行使有關購股權所涉及股份之認購價款項。

18. 倘向所有股份持有人(或除收購人、收購人控制之任何人士及與收購人有聯繫或與其一致行動之任何人士以外之所有該等持有人)以收購或其他形式提出全面收購建議(而非根據下文第19段所述之協議安排進行)，而該收購建議於有關購股權屆滿日期前成為或宣布為無條件，則本公司應即時向承授人發出通知，而承授人可於董事會指定之有關期間內隨時行使購股權。

19. 倘向所有股份持有人以協議安排方式就股份提出全面收購建議，而該協議安排已於規定舉行之會議上獲足夠數目之股份持有人批准，則本公司須即時向承授人發出有關通知，而承授人可在接到通知後隨時(惟於董事會知會之時間前)行使購股權。

20. 倘本公司向其股東發出召開股東大會通告，藉此考慮及酌情批准本公司自動清盤之決議案，則本公司應即時向承授人發出有關通知，而承授人可在接到有關通知後隨時(惟須於本公司知會之時間前)行使購股權，本公司應盡快及在任何情況下，最遲於建議召開股東大會日期前三天向承授人配發、發行及以承授之名義註冊因行使該購股權而須獲發行之該等數目繳足股份。

21. 倘本公司及其成員公司或債權人以上文第19段所述協議安排以外之形式，就本公司重組或合併計劃達成和解或協議，則本公司於向其成員公司或債權人發出召開討論該計劃或協議之會議通告當天亦須通知所有承授人，而承授人可在接到有關通知後隨時(惟須於本公司知會之時間前)行使購股權，本公司應盡快及在任何情況下最遲於建議召開會議日期前三天，向承授人配發、發行及以承授人之名義註冊因該行使購股權而須獲發行之該等數目繳足股份。

12. 於購股權獲行使時配發之股份，須受本公司當時生效之公司組織章程大綱及細則之所有條文約束，並與於購股權獲行使時配發該等股份日期之已發行繳足股份於各方面享有同等權益，而有關股份之持有人可享有於配發股份日期後支付或作出之所有股息或其他分派，惟不包括先前於配發股份日期或之前之記錄日期宣派或建議派發或議決支付或作出之任何股息或其他分派。

13. 根據新購股權計劃之條文，新購股權計劃將自採納日期起計10年期間有效及生效。於該期間後，不得進一步提呈或授出購股權，惟新購股權計劃內促使所授出尚未行使購股權生效之條文將於各方面保持十足效力及作用。於新購股權計劃生效期間授出之購股權將可於十年期間屆滿後根據其條款授出繼續可供行使。

14. 倘承授人因其身故而終止作為參與者，則其法定遺產代理人可於其身故後12個月內期間，行使該承授人享有之購股權(以尚未行使者為限)，惟倘下文第18、19、20及21段所述之任何事件於其身故前或於其身故後6個月期間內發生，則其法定遺產代理人可於以上各段訂明之各別期間內行使購股權。倘於承授人身故前3年期間內，承授人觸犯第22(f)段所述之任何行為，致使本公司有權於其身故前終止其聘用，則董事會可隨時以書面通知承授人之法定遺產代理人以終止購股權(以尚未行使者為限)及／或倘其法定遺產代理人已行使全部或部份購股權，但股份尚未獲配發，則其法定遺產代理人將被視作並未行使該購股權，而本公司將向其退還被指行使有關購股權所涉及股份之認購價款項。

15. 倘承授人為本公司或本集團另一成員公司之僱員或董事，彼因身故或第22(f)段所述之一項或多項原因而終止受僱或不再出任董事以外之原因而不再為參與者，則購股權(以尚未行使者為限)將於終止聘用當天(該日子為承授人受僱於本公司或有關附屬公司之最後實際工作天，無論是否已支付代通知金)失效及不再可供行使，惟董事會可於終止日期起計一個月內另作決定，致使購股權(或其餘下部份)可於該終止日期後在董事會釐定之期間內行使。

(ii) 已於股東大會上獲得股東另行批准，而建議中之有關承授人(視情況而定)及其聯繫人士(定義見上市規則)須投棄權票。

8. 購股權期間為董事會作出建議時通知每位承授人之期間，惟不會超過授出日期起計10年。

9. 根據新購股權計劃之條款及於遵照有關條款之情況下，董事會有權於採納日期後10年內任何時間，以董事會之絕對酌情權向任何參與者作出可接納購股權之建議，據此該參與者可於購股權期間內按認購價認購董事會釐定之有關數目股份。該建議將列明所授出購股權之條款。董事會可按其酌情權釐定該等條款，包括(i)購股權於可行使前所需持有之最短期限及／或(ii)購股權可全部或部份行使前所需達致之表現目標；及(iii)所有按個別情況或一般情況而施加(或未施加)之任何其他條款。

10. 建議須於本公司接獲承授人於接納建議函件之副本上作出適當簽署，並於其上清楚列明就建議所接受之股份數目，以及支付1.00港元予本公司而作為授出有關購股權之代價後，建議方被視作已獲接納，以及購股權方被視作已獲授出及接納。該款項於任何情況下將不獲退回。向參與者作出之建議須以董事會不時決定之格式以書面形式提出，其中規定參與者須承諾根據所授出購股權之條款持有購股權及受新購股權計劃之條文約束，並於授出日期起計28天之期間供參與者接納。

11. 董事會將按其絕對酌情權釐定認購價，惟於任何情況下不得低於下列三者中之最高者：

(i) 股份於授出日期在聯交所發出之日報表所載之收市價；

(ii) 股份於緊接授出日期前五個辦公日在聯交所發出之日報表所載之平均收市價；及

(iii) 一股股份之面值。

6. 根據新購股權計劃及本公司其他購股權計劃而向承授人授出及有待行使之全部尚未行使購股權獲行使時可能發行之股份數目上限不得超過不時已發行股份之30%(「新購股權計劃上限」)。

(i) 根據新購股權計劃及本公司任何其他購股權計劃授出之全部購股權獲行使時可能發行之股份數目上限將不得超過於批准新購股權計劃日期之已發行股份之10%(「新購股權計劃授權上限」)。根據新購股權計劃條款失效之購股權將不會計算在新購股權計劃授權上限內。

(ii) 於6(i)段所述之新購股權計劃授權上限可於獲得股東之事先批准後隨時更新,惟於任何情況下不得超過批准更新新購股權計劃授權上限日期之已發行股份之10%。先前根據新購股權計劃或任何其他購股權計劃授出之購股權(包括根據條款尚未行使、已註銷、已失效或已行使之購股權)將不會計算在已更新之新購股權計劃授權上限內。

(iii) 本公司可於下列情況向參與者授出超過新購股權計劃授權上限之購股權:

(a) 本公司已首先向股東發出通函,列明該等指定參與者之一般資料、所授出購股權之數量及條款、向該等指定參與者授出購股權之目的,並附有購股權之條款如何達成該目的之説明及上市規則第17.02(2)(d)及17.02(4)條規定之其他資料;及

(b) 已獲得股東另行批准。

7. 根據新購股權計劃及本公司任何其他購股權計劃向指定經挑選單一承授人授出及將授出之全部購股權獲行使時發行及將發行之股份數目上限,於任何12個月期間不得超過已發行股份之1%(「個別上限」)。本公司可於下列情況下向參與者授出超過個別上限之購股權:

(i) 本公司已首先向股東發出通函,列明該有關參與者之身份、所授出購股權(及先前向該參與者授出之購股權)之數量及條款以及上市規則第17.02(2)(d)及17.02(4)條規定之其他資料;及

新購股權計劃主要條款之概要如下。

1. 新購股權計劃旨在向參與者提供購入本公司股份權益之機會，並鼓勵參與者致力以本公司及其股東之整體利益為依歸，促進本公司及其股份之價值。

2. 新購股權計劃將由董事會負責管理，而董事會就新購股權計劃產生之所有事項或對其詮釋或影響作出之決定，對各方而言將屬最終及有約束力。

3. 新購股權計劃之參與者類別包括本集團任何董事(包括執行董事、非執行董事及獨立非執行董事)及本集團僱員以及董事會絕對酌情認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人、服務供應商。

4. 向本公司任何董事、行政總裁或主要股東或彼等各自之任何聯繫人士每次授出購股權時，均須得到本公司獨立非執行董事(不包括身為購股權建議承授人之任何獨立非執行董事或其聯繫人士)之事先批准。倘若於直至及包括授出日期止12個月期間授予本公司主要股東或獨立非執行董事或彼等各自之任何聯繫人士之任何購股權，於其已獲授出或將獲授出之所有購股權(包括已行使、已註銷及未行使之購股權)獲行使因而發行及將予發行之股份：

   (i) 總數佔已發行股份數目之0.1%(或聯交所不時規定之其他百分比)以上；及

   (ii) 按股份於授出日期在聯交所日報表所載收市價計算之總值超過5,000,000港元(或聯交所不時規定之其他金額)，

   則授出該購股權須獲股東藉決議案事先批准(以投票方式進行)，會上本公司之所有關連人士須放棄投贊成票，惟(為免生疑)任何關連人士可在不影響有關決議案有效性之情況下，在就此寄發予股東之通函內說明其反對批授購股權之意向後於股東大會投票反對有關決議案。

5. 倘任何參與者將會或可能會因上市規則或任何其他適用規則、規例或法例而被禁止買賣股份，則不得向該參與者作出建議或容許其接受任何建議。

大會上批准向董事會授出一般授權，此乃符合本公司及股東之整體最佳利益。董事目前並無制定任何計劃，以便於落實股本重組及授出一般授權後藉發行新股份以籌措資金。

根據上市規則監管各公司於聯交所購回本身證券之有關規定而就購回授權所編製之説明函件載於本通函附錄二。

股東特別大會

本公司訂於二零零三年三月十七日(星期一)中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第26至第30頁。無論　閣下會否親身出席大會及於會上投票，均請細閱通告及按照隨附之代表委任表格印備之指示將表格填妥及交回本公司之股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或任何續會及在會上投票。

推薦意見

董事認為，股本重組、修訂細則、終止現有購股權計劃、採納新購股權計劃、註銷根據現有購股權計劃已授出之購股權及授出一般授權乃符合本公司之最佳利益。因此，董事推薦股東投票贊成將於股東特別大會上提呈之全部決議案。

備查文件

新購股權計劃之副本可於本通函日期至股東特別大會日期之辦公時間內在本公司之香港主要營業地點香港觀塘鴻圖道51號保華企業中心以供查閱。　閣下謹請垂注本通函各附錄載列之其他資料。

此致

列位股東及
　現有購股權持有人　台照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹上

二零零三年二月二十一日

訂立新購股權計劃之理由

由於新購股權計劃可讓本公司嘉獎及鼓勵僱員及新購股權計劃規定之其他類別參與者，故此，董事認為，遵照上市規則之經修訂有關規定而採納新購股權計劃乃符合本公司及股東之整體利益。

註銷已授出之購股權

現有尚未行使購股權之行使價為0.07472港元，較股份之現時市價為高，因此不能再產生原本對現有購股權持有人之鼓勵作用。

待現有購股權持有人同意將有關現有尚未行使購股權交回本公司以作註銷，董事建議註銷以往授予現有購股權持有人(包括本集團之執行董事及僱員)之現有尚未行使購股權(現有購股權持有人可據此在二零零六年八月三十日之前認購合共640,000,000股股份)。

於最後可行日期，本公司與現有購股權持有人並未就註銷現有尚未行使購股權訂立任何協議，亦尚未決定會否於採納新購股權計劃後，向現有購股權持有人授出新購股權，作為彼等同意交回現有尚未行使購股權之條件。註銷任何現有尚未行使購股權僅可根據現有購股權計劃之條款進行。

註銷已授出但未行使之現有尚未行使購股權須得到獨立股東批准後方可作實。因此，該等現有購股權持有人及彼等各自之聯繫人士須就批准註銷彼等之現有尚未行使購股權而將於股東特別大會上提呈之決議案放棄投票。

對根據現有購股權計劃授出之尚未行使購股權之認購價作出調整

待股本重組成為無條件後，現有尚未行使購股權之認購價將根據現有購股權計劃之條款作出調整。因實行股本重組引致須對認購價作出調整之詳情將於可行情況下盡快公佈。

發行及購回股份之一般授權

本公司將於股東特別大會上提呈普通決議案，以向董事會授出一般授權，行使本公司權力配發及發行不超過本公司於股東特別大會當日之已發行股本總面值20%之股份，及購回不超過本公司於股東特別大會舉行日期之已發行股本總面值(或(倘適用)於股本重組生效後之本公司已發行股本)10%之股份，以及擴大可配發及發行股份之該項一般授權，數目為本公司購回之股份數目。董事會相信，倘股東於股東特別

於現有購股權計劃終止後，本公司將不會根據現有購股權計劃進一步授出任何購股權，惟現有尚未行使購股權將會繼續有效及在符合上市規則之規定下，可根據現有購股權計劃之規定行使，而現有購股權計劃之規定在各方面將會仍然有效，從而使現有尚未行使購股權能夠有效行使。

於最後可行日期，本公司之已發行股本包括6,412,128,118股現有股份，而本公司已根據現有購股權計劃授出640,000,000份購股權，約佔本公司已發行股本之9.98%。訖今概無任何該等購股權被行使、註銷或已逾期作廢。董事會將不會於最後可行日期至股東特別大會舉行日期止期間內根據現有購股權計劃進一步授出任何購股權。新購股權計劃之主要條款概要載於本通函附錄一。

新購股權計劃並無規定於行使購股權前須持有購股權之最低期限或須達致之表現目標。然而，新購股權計劃之規則規定董事會可全權酌情決定授出購股權之有關條款，而有關決定可能視乎個別情況而定。釐訂認購價之基準亦於新購股權計劃之規則內規定。董事認為上述準則及規定將可提升本公司之價值及鼓勵參與者購買本公司之股權。

董事認為由於尚有多項關於計算購股權價值之變數未能確定，故假設根據新購股權計劃授出之所有購股權乃於最後可行日期授出，而列出有關購股權之價值並不恰當。該等變數包括行使價、行使期間、所訂立之任何表現目標及其他有關變數。董事相信，根據大量推測假設而計算購股權於最後可行日期之價值乃毫無意義，並對股東造成誤導。

待股東於股東特別大會上批准新購股權計劃及須待聯交所批准根據購股權獲行使時可能須予發行之股份或其任何部份上市及買賣之條件獲履行後，董事將有權向參與者授出可認購股份之購股權，致使根據新購股權計劃及本公司任何其他購股權計劃授出之全部購股權獲行使時可能發行之股份總數不得超過於股東特別大會之本公司已發行股本之10%（該10%乃指按照於股東特別大會之已發行現有股份數目將為6,412,128,118股計算之641,212,811股現有股份（或倘股本重組生效之16,030,320股重組股份）），惟本公司得到股東重新批准更新該10%上限，然而，根據計劃及本公司任何其他購股權計劃授出及有待行使之全部尚未行使購股權獲行使時可能發行之股份數目總數最多不得超過不時已發行之本公司股本之30%。

下），以免費換領重組股份之股票（按每四十(40)股現有股份換領一(1)股重組股份之基準進行）。其後，如須換領現有股份之股票，則須就發行每張重組股份之新股票或交回每張舊股票支付費用2.50港元（或聯交所不時指定之較高金額）。

預期重組股份新股票將由遞交現有股份現有股票予本公司過戶登記分處（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）之日期起計第10個辦公日或該日前後可供領取。倘股東能於二零零三年三月十八日（星期二）上午九時正至下午四時正之時間內遞交其現有股份股票，則預期重組股份新股票將於二零零三年四月一日（星期二）可供領取。除另有指示外，重組股份新股票將以2,000股重組股份之完整買賣單位發行。

現有股份之現有股票僅可於截至二零零三年四月二十四日（星期四）下午四時正（即並行買賣之最後日期）止之期間有效用作買賣及交收用途，但將繼續有效作為所有權文件及有效用作按四十(40)股現有股份代表一(1)股重組股份之基準登記。

建議修訂細則

本公司亦建議待股本重組生效後，修訂本公司細則第3(1)條以反映本公司股份之新面值。

採納新購股權計劃及終止現有購股權計劃

自本公司採納現有購股權計劃之後，聯交所曾對上市規則第十七章有關購股權計劃之規定作出若干修訂。本公司根據上市規則第十七章建議終止現有購股權計劃及採納新購股權計劃，惟須待下列條件獲履行後方可作實：

(i) 股東於股東特別大會上通過普通決議案，以終止現有購股權計劃及批准新購股權計劃；及

(ii) 聯交所上市委員會批准根據新購股權計劃授出之購股權被行使時將予發行之股份上市及買賣（初步限額在通過決議案採納新購股權計劃當日之已發行股份之10%）。

於最後可行日期，現有購股權計劃乃本公司唯一之購股權計劃。自上市規則第十七章之修訂生效以來，並無購股權曾根據現有購股權計劃授出。

免費換領股票及並行買賣安排

待股本重組生效後，建議就買賣重組股份訂立之安排預期如下：

(a) 由二零零三年三月十八日(星期二)上午九時三十分起，以2,000股現有股份為每手完整買賣單位買賣現有股份之原有櫃檯將暫時關閉，而以50股重組股份為每手完整買賣單位買賣重組股份(以粉紅色現有股票形式)之臨時櫃檯將開放。因此，四十股現有股份將相等於一股重組股份。此櫃檯僅可買賣現有股份之現有股票；

(b) 由二零零三年四月一日(星期二)上午九時三十分起，以2,000股重組股份(以淺藍色新股票形式)為每手完整買賣單位之重組股份原有櫃檯將重新開放。此櫃檯僅可買賣重組股份之新股票；

(c) 由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內，上述兩個櫃檯將進行並行買賣。為解決因股本重組引致重組股份之買賣時產生之不便，本公司已委聘大福證券有限公司由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內，按竭盡所能之基準負責為重組股份之碎股持有人買賣該等股份之碎股對盤，費用乃由彼等承擔，以便補足一手完整買賣單位或出售彼等所持重組股份碎股。持有重組股份碎股之人士如擬趁機利用此項安排，以便出售彼等所持重組股份碎股或補足彼等所持之碎股至一手完整買賣單位之2,000股重組股份，可由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內盡快聯絡大福證券有限公司之陳詩韻小姐(地址為香港皇后大道中16-18號新世界大廈25樓(電話號碼為(852) 2160 9928))。現有股份或重組股份之碎股持有人謹請留意，碎股對盤成功與否乃無法保證之事，如對上述安排有任何疑問，請諮詢本身之專業顧問；及

(d) 由二零零三年四月二十五日(星期五)上午九時三十分起，重組股份僅會以2,000股重組股份(以淺藍色新股票形式)為完整買賣單位買賣，而以50股重組股份(以粉紅色現有股票形式)為完整買賣單位買賣重組股份之臨時櫃檯將於二零零四年四月二十四日(星期四)下午四時正交易時間結束後關閉。

待股本重組生效後，股東可於二零零三年三月十八日至二零零三年四月二十九日(包括首尾兩天)辦公時間內，將其所持現有股份之股票交回本公司之香港過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地

本公司在股本重組前及股本重組後之股本詳情

下表顯示本公司於最後可行日期及緊隨股本重組完成後之法定及已發行股本情況(根據現時之已發行現有股份數目計算並假設在股本重組生效之日前不會發行任何新現有股份)。

於最後可行日期		在股本重組完成時	
法定:	港元	法定:	港元
26,000,000,000股現有股份	650,000,000	20,000,000,000股重組股份	200,000,000
已發行及入賬列作繳足股款:		已發行及入賬列作繳足股款:	
6,412,128,118股現有股份	160,303,202.95	160,303,202股重組股份	1,603,032.02
股份溢價賬(約數)	1,974.6百萬港元	股份溢價賬	0
繳入盈餘賬(約數)	0.4百萬港元	繳入盈餘賬(約數)	2,133.7百萬港元

股本重組之理由

董事會相信,鑑於本公司在香港及百慕達引致之行政費用(包括每年須向百慕達政府機關繳交之註冊費用)將會因股本重組而減少,故股本重組符合本公司及其股東之整體利益。

股本重組之影響

董事會認為,除因股本重組而引致之費用外,單為實行股本重組本身不會引致本集團之資產淨值、業務運作、管理或財政狀況或股東於本公司之權益比例出現任何變動,此舉亦符合本公司及股東之整體利益。

因股本重組而產生之任何重組股份之碎股倘在扣除交易手續費後仍可賺取利潤,則將會彙集出售,收益歸本公司所有。

重組股份在各方面將會彼此享有同等權益。

股本重組之條件

股本重組須待下列條件獲履行後，方可完成：

(i) 於股東特別大會上通過特別決議案批准股本重組；

(ii) 聯交所上市委員會批准已發行之重組股份及根據新購股權計劃授出之購股權被行使時須予發行之重組股份上市及買賣；及

(iii) 本公司符合百慕達1981年公司法第46(2)條之有關規定。

申請上市

本公司將向聯交所上市委員會申請批准於落實股本重組後之已發行重組股份及根據新購股權計劃授出之現有尚未行使購股權及購股權獲行使時須予發行之重組股份上市及買賣。本公司並無於任何其他證券交易所申請重組股份上市及買賣。

於最後可行日期，現有股份於聯交所上市及買賣。本公司並無任何股份於任何其他證券交易所上市或買賣，亦無尋求或建議尋求任何股份於任何其他證券交易所上市或買賣。

待重組股份獲准在聯交所上市及買賣後，重組股份將獲香港結算接納為合資格證券，可由重組股份在聯交所開始買賣日期或香港結算決定之其他日期起，在中央結算系統寄存、結算及交收。聯交所各參與者彼此間於任何交易日進行之交易須於該交易日期後第二個交易日在中央結算系統交收。中央結算系統之一切活動均須根據不時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

零碎股份買賣安排

為解決重組股份之碎股買賣時產生之不便，本公司將會委聘大福證券有限公司由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內，負責為買賣重組股份之碎股對盤，或按竭盡所能之基準向直接受到股份合併事項之影響而導致持有此等碎股之人士提供「湊足一手完整買賣單位」之服務安排。

持有重組股份碎股之人士如擬趁機利用此項安排，可由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內盡快聯絡大福證券有限公司之陳詩韻小姐，電話號碼為(852) 2160 9928，地址為香港皇后大道中16-18號新世界大廈25樓。務請持有重組股份碎股之人士留意，對盤能夠成功與否乃無法保證之事，如對上述安排有任何疑問，請諮詢本身之專業顧問。

訂於二零零三年三月十七日舉行之股東特別大會上將提呈決議案，(除其他事項外) (i)批准建議股本重組、(ii)批准修訂細則、(iii)終止現有購股權計劃、採納新購股權計劃及註銷現有尚未行使購股權、及(iv)授予董事一般授權。本通函載有遵照上市規則而刊載有關股本重組、修訂細則、新購股權計劃主要條款之概要及說明函件，使股東可對投票贊成或反對有關決議案作出明智決定。

股本重組

董事會建議待(其中包括)下文所列之條件獲履行後：

(a) 每四十(40)股每股面值0.025港元之已發行及未發行現有股份合併成為一(1)股面值1.00港元之合併股份，然後藉註銷每股已發行合併股份之繳足股本0.99港元以削減其價值，使其成為一(1)股面值0.01港元之重組股份；亦將每股未發行合併股份(包括上文所述因削減本公司已發行股本而產生者)拆細成為100股每股面值0.01港元之重組股份；

(b) 藉註銷450億股未發行重組股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元；

(c) 註銷本公司股份溢價賬內之款額約1,974,600,000港元；及

(d) 根據本公司之已發行股本及本公司於最後可行日期之股份溢價賬之結餘款額計算，預期因股本重組而在本公司賬目內產生之進賬總額約為2,133,300,000港元，將會轉撥往本公司之繳入盈餘賬，而本公司之董事將獲授權在彼等認為適當及符合本公司最佳利益之情況下，可根據百慕達法例及細則批准之任何方式運用此筆盈餘(包括用作向股東作出任何分派及對銷本公司之累積虧損)。於最後可行日期，本公司不擬就任何特別用途運用將轉撥往本公司之繳入盈餘賬，約共2,133,300,000港元之款額。

現有股份現時正以每手2,000股之完整買賣單位買賣。現建議在實行股本重組後，重組股份將以每手2,000股之完整買賣單位買賣。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）
陳國鴻先生
張國華先生

非執行董事：
霍建寧先生
葉德銓先生
張漢傑先生

獨立非執行董事：
袁天凡先生
曾令嘉先生
馬慧敏女士

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

建議股本重組、
建議修訂細則、
採納新購股權計劃及
終止現有購股權計劃、
註銷已授出之購股權及
授出一般授權

緒言

於二零零三年一月二十九日，董事會宣佈建議（其中包括）進行股本重組，其中涉及股份合併事項、註銷股份溢價及註銷法定股本、修訂細則、終止現有購股權計劃及採納新購股權計劃，以及註銷現有尚未行使購股權。

* 中文名稱僅供識別

預期時間表

	二零零三年
交回股東特別大會之代表委任表格之最後期限	三月十五日(星期六) 中午十二時正(香港時間)
股東特別大會	三月十七日(星期一) 中午十二時正(香港時間)
股本重組生效日期	三月十八日(星期二) 上午九時正(香港時間)
買賣以2,000股現有股份為每手完整買賣單位之現有櫃檯關閉	三月十八日(星期二) 上午九時三十分(香港時間)
買賣以50股重組股份(以現有股票形式)為每手完整買賣單位之臨時櫃檯開放	三月十八日(星期二) 上午九時三十分(香港時間)
首天以現有股票免費換領重組股份之新股票	三月十八日(星期二)
買賣以2,000股重組股份(以新股票形式)為每手完整買賣單位之現有櫃檯重新開放	四月一日(星期二) 上午九時三十分(香港時間)
開始並行買賣重組股份(以新股票及現有股票形式)	四月一日(星期二) 上午九時三十分(香港時間)
首天提供買賣重組股份碎股之對盤服務	四月一日(星期二)
買賣以50股重組股份(以現有股票形式)為每手完整買賣單位之臨時櫃檯關閉	四月二十四日(星期四) 下午四時正(香港時間)
結束並行買賣重組股份(以新股票及現有股票形式)	四月二十四日(星期四) 下午四時正(香港時間)
最後一天提供買賣重組股份碎股之對盤服務	四月二十四日(星期四)
最後一天以現有股票免費換領重組股份之新股票	四月二十九日(星期二)

「建議」	指	根據新購股權計劃向參與者授出購股權之建議
「購股權」	指	根據新購股權計劃授出可認購股份之購股權
「購股權期間」	指	由董事會於提出建議時釐定及知會各承授人之期間，惟該期間不得超過授出日期起計10年
「參與者」	指	本集團任何董事(包括執行董事、非執行董事及獨立非執行董事)及僱員，以及由董事會全權酌情認為對本集團曾作出貢獻或將會作出貢獻或能夠作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發行人、服務供應商
「重組股份」	指	緊隨股本重組成為無條件及生效後，本公司股本中每股面值0.01港元之股份
「股東特別大會」	指	本公司訂於二零零三年三月十七日(星期一)中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東特別大會，大會通告載於本通函
「股份合併事項」	指	每四十(40)股已發行及未發行現有股份合併成為一(1)股合併股份
「註銷股份溢價」	指	建議註銷本公司股份溢價賬內之款額約1,974,600,000港元，並將該筆被註銷之款額轉撥往本公司之繳入盈餘賬
「股東」	指	股份持有人
「股份」	指	現有股份或(如文義有所規定)重組股份
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	承授人可根據新購股權計劃行使購股權以認購股份之每股價格

「授出日期」	指	就購股權而言，董事會議決向參與者提出建議之辦公日
「董事」	指	本公司之董事
「現有購股權持有人」	指	現有尚未行使購股權之持有人
「現有尚未行使購股權」	指	根據現有購股權計劃已授出之購股權，其持有人可據此認購股份
「現有購股權計劃」	指	本公司於二零零一年八月二十一日採納為期十年之購股權計劃
「現有股份」	指	本公司股本中每股面值0.025港元之現有股份
「一般授權」	指	將於股東特別大會上尋求股東批准授出可發行及購回股份之一般授權
「承授人」	指	根據新購股權計劃條款接納授出購股權建議之任何參與者或(倘文義所指)因原有承授人身故而有權得到任何有關購股權之人士
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定幣值港元
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「獨立股東」	指	現有購股權持有人及彼等各自之聯繫人士以外之股東
「最後可行日期」	指	二零零三年二月十九日，即本通函付印前為確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「新購股權計劃」	指	本公司將於股東特別大會上採納之新購股權計劃

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「採納日期」	指	本公司採納新購股權計劃之日期，預期為二零零三年三月十七日(即股東特別大會之日期)
「聯繫人士」	指	上市規則所賦予之涵義
「核數師」	指	於任何時間為本公司當時之本公司核數師
「註銷法定股本」	指	藉註銷450億股未發行重組股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元
「董事會」	指	本公司之董事會
「辦公日」	指	香港各銀行之一般辦公日
「細則」	指	本公司現時之公司細則
「股本重組」	指	每四十(40)股每股面值0.025港元之已發行及未發行現有股份合併為一(1)股合併股份，然後藉註銷每股已發行合併股份之繳足股本0.99港元以削減其價值，使其成為一(1)股面值0.01港元之重組股份；亦將每股未發行合併股份拆細成為100股每股面值0.01港元之重組股份、註銷法定股本及註銷股份溢價
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	具有上市規則所界定「關連人士」一詞所指本公司「關連人士」之人士
「合併股份」	指	緊隨股份合併事項成為無條件及生效後，本公司股本中每股面值1.00港元之股份

責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載有關資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明可能產生誤導。

目　錄

此乃要件　請即處理

閣下如對本通函之內容或　閣下應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有錦興集團有限公司股票**出售或轉讓**，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、證券經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

建議股本重組、
建議修訂細則、
採納新購股權計劃及
終止現有購股權計劃、
註銷已授出之購股權及
授出一般授權

錦興集團有限公司訂於二零零三年三月十七日（星期一）中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第26至第30頁。隨附適用於股東特別大會之代表委任表格。無論　閣下會否親身出席大會及於會上投票，均請細閱通告及按照隨附之代表委任表格印備之指示將表格填妥及交回本公司之股份過戶登記分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或任何續會及在會上投票。